                                      Prospectus Filed Pursuant to Rule 424A
                                      File No. 333-34557


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 1997


                                5,000,000 SHARES

                                      LOGO

                              CLASS A COMMON STOCK
                            ------------------------

     All of the 5,000,000 Shares of Class A Common Stock offered hereby are being sold by International Manufacturing Services, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have its Class A Common Stock approved for quotation on the Nasdaq National Market under the symbol "IMSX."


     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

   ============================================================================================
                                    Price to              Underwriting             Proceeds to
                                     Public                Discount(1)             Company(2)
---------------------------------------------------------------------------------------------------
Per Share..................             $                       $                       $
Total(3)...................             $                       $                       $
============================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise such option in full,
    the Price to Public will total $           , the Underwriting Discount will
    total $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Class A Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor
at the office of Montgomery Securities on or about              , 1997.
                            ------------------------

MONTGOMERY SECURITIES


                             BT ALEX. BROWN


                                                    UBS SECURITIES

                                          , 1997

                                   [ARTWORK]

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
                            ------------------------

     This Prospectus includes trademarks and trade names of the Company and other entities.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF CLASS A COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements. Future events anticipated in the forward-looking statements contained in this Prospectus are uncertain. Actual events, and the Company's actual results, may differ materially from those predicted, assumed or discussed in such forward-looking statements. Factors that may cause or contribute to such differences include those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements, wherever they appear in this Prospectus.

                                  THE COMPANY

     International Manufacturing Services, Inc. (together with its subsidiaries, the "Company") provides a broad range of advanced, integrated electronics manufacturing services ("EMS") to electronics original equipment manufacturers ("OEMs") primarily in the computer peripherals, data communications and telecommunications markets. The Company's services include product design, prototyping, printed circuit board ("PCB") assembly, final system assembly, materials procurement, inventory management, testing, packaging, distribution and depot repair. The Company combines its manufacturing experience and operational infrastructure in Asia with its design, prototype and manufacturing capabilities in the United States to provide cost-effective, flexible EMS solutions to its customers. The Company maintains its materials procurement operations in Hong Kong to be near low cost suppliers and conducts volume manufacturing operations in Thailand and China to access low cost labor, reduce overhead and take advantage of certain local tax benefits.

     According to Technology Forecasters, the worldwide market for electronics manufacturing services was $59 billion in 1996 and is expected to grow, at an annual rate of approximately 25% through the year 2001, to $178 billion. As OEMs have become aware of the long-term advantages of outsourcing, EMS providers have expanded the range of services offered and have become increasingly integral to OEMs' overall enterprise strategies. Today, OEMs rely upon EMS providers' advanced manufacturing capabilities and related services to obtain a number of benefits, including: lower product cost; shorter new product introduction cycles; more rapid time to market and time to volume production; reduced working capital and capital expenditures; and more flexible response to design changes and fluctuations in the availability of materials. Outsourcing also allows OEMs to focus resources on their core competencies, such as research and development and sales and marketing.

     A key component of the Company's strategy is to leverage its presence in low cost regions of Asia and its expertise in materials procurement and manufacturing to provide technologically advanced, flexible and cost-effective EMS solutions to OEMs' increasingly complex needs. In addition, the Company intends to diversify its revenue base by establishing strategic relationships with major and emerging OEMs in rapidly growing industry sectors, such as data communications and telecommunications, while expanding the range of manufacturing services it provides to its existing customer base. Further, by participating in the early stages of product design and leveraging its volume materials procurement capabilities, the Company seeks to increase manufacturing efficiency and accelerate its customers' time to market and time to volume production.

     The Company's electronics assembly and manufacturing services range from PCB and backplane assembly to subsystem and complete product assembly. The majority of these products include complex, high density surface-mount assemblies. PCB assembly activity primarily consists of the placement and attachment of electronic and mechanical components on printed circuit boards using both surface-mount and pin-through-hole technologies. The Company has recently added press-fit technology to its existing capabilities for the manufacturing of backplane assemblies. The Company also performs final assembly of customer products ("box-build") as well as a range of testing, logistics, distribution and depot repair services. The Company's major customers include Maxtor Corporation ("Maxtor"), Bay Networks, Inc., Asante Technologies, Inc., Polaroid Corporation and Symbios Logic, Inc. The Company has also recently initiated significant customer relationships with Advanced Fibre Communications and Polycom, Inc.

     The Company's Hong Kong operations, which commenced business in 1983, were acquired in 1990 by Maxtor, a manufacturer of hard disk drives, along with other manufacturing operations and assets. International Manufacturing Services, Inc. was formed in November 1994 as a wholly-owned subsidiary of Maxtor. In June 1996, the Company was recapitalized as an independent company. In this regard, the Company redeemed approximately 76.5% of Maxtor's share ownership with a combination of $25.0 million cash, $20.0 million principal amount senior subordinated notes (including $4.3 million rolled over from a previously outstanding note payable) and a warrant for 300,000 shares of Class A Common Stock. The Company raised the cash portion of the redemption price by issuing a combination of common stock, preferred stock and $12.5 million principal amount junior subordinated notes to a group of investors. These redemption and financing transactions are collectively referred to in this prospectus as the "Recapitalization." See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Description of Capital Stock."

     The Company's executive offices are located at 2071 Concourse Drive, San Jose, CA 95131, and its telephone number is (408) 953-1000.

                                  THE OFFERING

Class A Common Stock offered.......................  5,000,000 shares
Common Stock to be outstanding after the
  Offering.........................................  18,327,500 shares(1)
Use of proceeds....................................  For repayment of related party indebtedness and bank borrowings,
                                                     capital expenditures and general
                                                     corporate purposes, including working
                                                     capital
Proposed Nasdaq National Market Symbol.............  IMSX

---------------

(1) Based on 10,818,075 shares of Class A Common Stock and 2,509,425 shares of Class B Common Stock as of July 31, 1997, assuming conversion of all outstanding shares of preferred stock into Common Stock as a result of this Offering. Excludes (i) 2,895,000 shares issuable upon exercise of outstanding options as of July 31, 1997 granted under the Company's 1996 Stock Option Plan, (ii) 420,000 shares reserved for future issuance as of July 31, 1997 under the Company's 1996 Stock Option Plan, (iii) 250,000 shares reserved for future issuance under the Company's 1997 Employee Stock Purchase Plan and 1997 Non-U.S. Employee Stock Purchase Plan, (iv) 1,750,000 shares reserved for future issuance under the Company's 1997 Stock Plan (of which options to purchase up to 1,027,500 shares are intended to be granted contingent upon this Offering), and (v) 225,000 shares reserved for future issuance under the Company's 1997 Director Option Plan (of which options to purchase 70,000 shares will be automatically granted contingent upon this Offering). See "Management -- Compensation Plans" and Note 14 of Notes to Consolidated Financial Statements.


     As used in this Prospectus, the "Company" refers to International Manufacturing Services, Inc. and its consolidated subsidiaries, unless context otherwise indicates. Except as otherwise indicated, the information contained in this Prospectus reflects a three-for-two stock split of the Common Stock and Preferred Stock effected in September 1997 and assumes (i) the conversion of all outstanding shares of the Company's Series A Preferred Stock and Series B Preferred Stock (the "Preferred Stock") into 3,490,575 shares of Class A Common Stock and 2,509,425 shares of Class B Common Stock, respectively, which will occur upon the consummation of this Offering, (ii) the Company will file an amended and restated certificate of incorporation concurrently with the closing of this Offering to eliminate the Company's currently existing series of Preferred Stock and authorize undesignated preferred stock, and (iii) no exercise of the Underwriters' over-allotment option. "Common Stock" as used herein refers collectively and without distinction to the Company's Class A Common Stock and Class B Common Stock. See "Capitalization," "Description of Capital Stock," "Underwriting" and Note 14 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          FISCAL YEARS ENDED(1)                      THREE MONTHS ENDED
                                        ---------------------------------------------------------   ---------------------
                                        MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,   APRIL 30,   JULY 31,    JULY 31,
                                         1993(2)      1994        1995        1996       1997(3)     1996(3)      1997
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Revenues............................   $    --     $   254     $ 3,089    $  68,361   $  80,546    $21,139     $34,500
  Revenues from affiliates(4).........    42,425      42,093      36,284      340,487      89,149     26,276      30,236
    Total revenues....................    42,425      42,347      39,373      408,848     169,695     47,415      64,736
  Gross profit........................     7,123       6,553       5,578       13,374      14,667      1,052       6,339
  Income (loss) from operations.......     4,359       3,973       2,730        7,994       3,626     (3,652)      3,673
  Net income (loss)...................     3,513       3,114       1,996        6,137        (599)    (4,328)      2,081
  Net income (loss) per share(5)......                                                  $   (0.04)   $ (0.27)    $  0.13
  Shares used to compute net income
    (loss) per share(5)...............                                                     16,108     16,108      16,108
SUPPLEMENTAL DATA:
  Supplemental net income (loss) per
    share(6)..........................                                                  $    0.06    $ (0.23)    $  0.14

                                                                                     AS OF JULY 31, 1997
                                                                                   ------------------------
                                                                                   ACTUAL    AS ADJUSTED(7)
                                                                                   -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents......................................................  $ 1,813      $ 24,463
  Working capital................................................................    5,827        35,977
  Total assets...................................................................   70,809        93,459
  Current-portion of long-term debt and bank borrowings..........................    7,580            80
  Long-term debt.................................................................   12,635        12,635
  Long-term debt due Maxtor......................................................   20,000            --
  Total stockholders' equity (deficit)...........................................   (8,536)       41,614

---------------

(1) Prior to fiscal 1997, the Company's fiscal year ended on the Saturday nearest to March 31. Commencing with fiscal 1997, the Company's fiscal year ends on the Saturday nearest to April 30. Prior to June 1996, the Company's operations were conducted through certain wholly-owned subsidiaries of Maxtor.

(2) The consolidated statement of operations data for the fiscal year ended March 31, 1993 are derived from unaudited consolidated financial statements.

(3) In the three months ended July 31, 1996, a $2.0 million inventory charge was taken for a customer's cancellation of orders. Portions of this reserve were subsequently reversed in the three months ended January 31, 1997 and April 30, 1997, because the customer purchased some of the inventory in question. In the three months ended July 31, 1996 and in fiscal 1997, the Company also recorded a restructuring charge of $3.0 million associated with the relocation of its Hong Kong manufacturing operations to China.

(4) Sales to Maxtor were made on a consignment basis for years prior to fiscal 1996, on a turnkey basis for fiscal 1996, and on a partial turnkey basis for fiscal 1997 and the three months ended July 31, 1997. If sales to Maxtor had been made on a partial turnkey basis during fiscal 1995 and fiscal 1996, the Company estimates that pro forma revenues from affiliates would have been approximately $96.9 million and $108.5 million, respectively. Management believes that if the partial turnkey arrangement with Maxtor had been in place during fiscal 1995 and fiscal 1996, the net impact of such arrangements on reported gross profit and income from operations would not have been material. See Note 1 of Notes to Consolidated Financial Statements. The foregoing are estimates made by the Company's management as to events that did not actually occur, and no assurance can be given that, had the Company's sales to Maxtor been on a partial turnkey basis, the above results would actually have been achieved.

(5) For an explanation of the determination of net income (loss) per share and per share calculations, see Note 1 of Notes to Consolidated Financial Statements.

(6) Represents earnings per share as if long-term debt due to Maxtor and bank borrowings had been retired at the beginning of the period or the date of issuance of the debt, if later, and assumes that an equivalent amount was financed through the sale of equity securities at the assumed price of this Offering (less underwriting discount and offering expenses).

(7) Adjusted to reflect the sale by the Company of 5,000,000 shares of Class A Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered hereby. The discussion in this Prospectus contains forward-looking statements. Future events anticipated in the forward-looking statements contained in this Prospectus are uncertain. Actual events, and the Company's actual results, may differ materially from those predicted, assumed or discussed in such forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements, wherever they appear in this Prospectus.

SHORT PERIOD OF INDEPENDENT OPERATIONS; NO ASSURANCE OF FUTURE PROFITABILITY

     The Company's Hong Kong operations, which commenced business in 1983, were acquired in 1990 by Maxtor, a manufacturer of hard disk drives, along with other manufacturing operations and assets. International Manufacturing Services, Inc. was formed in November 1994 as a wholly-owned subsidiary of Maxtor. In June 1996, the Company was recapitalized as an independent company. Through December 1996, the Company was dependent upon Maxtor for certain financial and administrative services. The Company has limited experience operating as an independent entity, and there can be no assurance that it will be able to operate effectively as an independent company. The Company only began implementing independent financial and consolidated reporting systems and procedures in June 1996. The Company believes that continued enhancements in financial, management and operational information systems will be needed to manage any expansion of the Company's operations. The failure to implement such enhancements could have a material adverse effect upon the Company's business, financial condition and operating results. See "Certain Transactions."

     The Company's limited history of operations as an independent entity make reliable predictions of future operating results difficult. In particular, the Company's performance to date should not be considered indicative of future results. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to sustain growth or profitability on an annual or quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF OPERATING RESULTS

     The primary factors affecting the Company's annual and quarterly operating results are: timing of customer orders; price competition; volume of orders received relative to the Company's capacity; announcements, introductions and market acceptance of a customer's new products; evolution in the life cycles of customer products; timing of expenditures in anticipation of future customer orders; effectiveness in managing manufacturing processes; changes in cost and availability of labor and components; fluctuations in material costs; the mix of material costs relative to labor and manufacturing overhead costs; and the mix of revenues derived from consignment and turnkey manufacturing (consignment manufacturing tends to result in higher gross margins but lower revenues, and turnkey manufacturing tends to result in lower gross margins but higher revenues). Other factors affecting operating results include the Company's level of experience in manufacturing a particular product, the degree of automation used in the assembly process, the efficiencies achieved by the Company in managing inventories and fixed assets, and customer product delivery requirements. An adverse change in any one of these factors or a combination thereof could have a material adverse effect on the Company's future business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has no long-term volume purchase commitments from any customer other than Maxtor. From time to time, the Company may procure materials without a customer purchase commitment. The Company must continually make other significant decisions based on estimates of future conditions, including the level of business that it will accept, production schedules, personnel needs and other resource requirements. A variety of conditions, however, both specific to particular customers and generally affecting the market segments served by the Company, may cause customers to cancel, reduce or delay orders. The level and timing of a customer's orders may vary due to a number of factors including product design changes, the customer's attempts to balance its inventory, changes in the customer's manufacturing strategy, acquisitions of or consolidations among customers, and variations in demand for the customer's products. Most of the Company's customers typically do not commit to firm delivery dates more than one quarter in advance. The Company's inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, anticipated orders from several of the Company's customers have failed to materialize or have been deferred in certain cases. On other occasions, customers have required rapid increases in production which have placed a significant burden on the Company's resources. Such customer order fluctuations and deferrals have had a material adverse effect on the Company's results of operations in the past, and there can be no assurance that the Company will not experience such effects in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

     The Company's business has experienced and is expected to continue to experience significant seasonality due, among other things, to the slowdown during the summer months which historically has occurred in the electronics industry. Typically, the Company's revenues are lowest during the first half of a fiscal year and highest during the second half of the fiscal year, which ends in April. In addition, the market segments served by the Company are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Company occasionally experiences constraints in production capacity around national holidays in Thailand and China. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in variations in the price of the Class A Common Stock. In future periods, the Company's total revenues or results of operations may be below the expectations of public market analysts and investors; in such event, the price of the Class A Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

CUSTOMER CONCENTRATION; DEPENDENCE ON CERTAIN INDUSTRIES

     For fiscal 1996 and fiscal 1997, and for the three months ended July 31, 1997, Maxtor accounted for approximately 83.1%, 48.6% and 44.1% of total revenues, respectively, and Bay Networks, Inc. ("Bay Networks") accounted for approximately 1.6%, 31.3% and 42.1% of the Company's total revenues, respectively. For fiscal 1996, Diamond Multimedia Systems, Inc. ("Diamond Multimedia") accounted for approximately 12.8% of total revenues. The Company expects to continue to depend upon a relatively small number of customers for a significant percentage of its total revenues. There can be no assurance that the Company's principal customers will continue to purchase services from the Company at current levels, or at all. In the past, certain of the Company's customers have significantly reduced or delayed the volume of manufacturing services ordered from the Company. There can be no assurance that present or future customers will not terminate their manufacturing arrangements with the Company or significantly change, reduce or delay the manufacturing services ordered from the Company. Significant reductions in sales to any of the Company's principal customers, or the loss of any one or more major customers, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no long-term volume purchase commitments from any customers other than Maxtor. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured. These risks are accentuated because a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. Accordingly, the Company is dependent upon the continued growth, viability and financial stability of its customers, which are in turn substantially dependent on the growth of the computer peripherals, data communications and telecommunication markets. Any factors adversely affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers, Sales and Marketing."

MAXTOR CORPORATION -- BUSINESS RISKS; AFFILIATION

     Maxtor is a wholly-owned subsidiary of Hyundai Electronics America and historically has been the Company's largest customer. Maxtor develops, manufactures and markets hard disk drive storage products for personal computer systems. Maxtor's business depends in large part upon its ability to continue to develop and market new hard disk drive products successfully. Any adverse developments affecting Maxtor could adversely affect its demand for the Company's services. Maxtor has experienced losses in each of the past five fiscal years. During the first half of fiscal 1997, orders from Maxtor were reduced significantly below what the Company expected, and the Company's operating results were adversely affected. The loss of Maxtor's sales volume or a significant portion thereof would have a material adverse effect on the Company's business, financial condition and results of operations.

     Maxtor is contractually entitled to one representative on the Company's Board of Directors. Although Maxtor and the Company have separate managements and boards of directors, Maxtor is a major customer of the Company, a major shareholder, and an executive officer of Maxtor is a member of the Company's board of directors. This creates the risk that the Company may give preference to Maxtor over other customers in the allocation of components in short supply or production capacity or in the pricing of manufacturing services. Concern over such risks could affect the willingness of customers and potential customers of the Company to conduct business with the Company. In an attempt to reduce potential pricing and other conflicts, in June 1996, the Company and Maxtor executed a three-year manufacturing and services agreement, the terms of which the Company believes are no less favorable to the Company and no more favorable to Maxtor than arrangements that either company could negotiate with others in an arm's-length transaction. In addition, Maxtor has a second source supplier of services provided by the Company. Conflicts of interest could arise, however, notwithstanding such agreement or upon its termination or renegotiation. See "Certain Transactions."

LIMITED AVAILABILITY OF MATERIALS

     A significant portion of the Company's total revenues is derived from turnkey manufacturing, in which the Company performs both materials procurement and assembly services and bears the risk of materials price increases. Almost all products manufactured by the Company require one or more materials that are ordered from single or sole sources. Some of these materials are allocated by such single or sole sources in response to supply shortages. In some cases, supply shortages may substantially curtail the Company's production of all assemblies using that component. Further, at various times there have been industry wide shortages of electronic components, particularly DRAMs, memory modules, logic devices, microprocessors, specialized capacitors, crystals, ASICs and other integrated circuits. Materials shortages could result in manufacturing and shipping delays or price increases, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Operating Results" and
"Business -- International Manufacturing Capability."

COMPETITION

     The electronics assembly and manufacturing industry is intensely competitive and includes numerous local, national and international companies, a number of which have achieved substantial market share. The Company believes that the primary competitive factors in its targeted markets are cost, manufacturing technology, product quality, responsiveness and flexibility, the range of services provided and the location of facilities. To be competitive, the Company must provide technologically advanced manufacturing services, high product quality levels, flexible production schedules and reliable delivery of finished products on a timely and price competitive basis. Failure to satisfy any of the foregoing requirements could materially and adversely affect the Company's competitive position. The Company competes against numerous domestic and foreign manufacturers, including Flextronics International Ltd., Jabil Circuits, Inc., Sanmina Corporation, SCI Systems, Inc. ("SCI") and Solectron Corporation, as well as certain large Asia entities. The Company also faces indirect competition from the manufacturing operations of its current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using the services of EMS providers. Many of the Company's competitors have more geographically diversified international operations, as well as substantially greater manufacturing, financial, volume procurement, research and development, and marketing resources than the Company. In recent years, the EMS industry has attracted new entrants, including large OEMs with excess manufacturing capacity, and many existing participants have substantially expanded their manufacturing capacity by expanding their facilities and adding new facilities through both internal expansion and acquisitions. In the event of a decrease in overall demand for EMS services, this increased capacity could result in substantial pricing pressures, which could have a material adverse effect on the Company's business, financial condition or operating results. See
"Business -- Competition."

FUTURE CAPITAL NEEDS

     The Company believes that, in order to achieve its long-term expansion objectives and maintain and enhance its competitive position, it will need significant financial resources over the next several years for capital expenditures including investments in management information systems, working capital and debt service. The Company has added significant manufacturing capacity and increased capital expenditures over the past year. It has relocated its Hong Kong manufacturing facilities to China, expanded its facilities in Thailand, established a manufacturing facility in San Jose and, through the acquisition of Pentagon Systems, Inc. ("Pentagon Systems"), established a design and prototype production operation in San Jose. The Company also continues to invest in manufacturing equipment and management information systems. The Company anticipates that its capital expenditures will continue to increase as the Company expands its facilities in Asia, invests in necessary equipment to continue new product production, and continues to invest in new technologies and equipment to increase the performance and the cost efficiency of its manufacturing operations. The Company also intends to use a portion of the net proceeds of this Offering to repay $20.0 million principal amount senior subordinated notes due Maxtor (the "Maxtor Notes") and all of its outstanding bank borrowings, which was $7.5 million at July 31, 1997. Upon completion of this Offering and the application of the estimated net proceeds therefrom, as of July 31, 1997, the Company would have had approximately $36.0 million in working capital, including approximately $24.5 million in cash and cash equivalents. After this Offering, the Company will still have outstanding approximately $12.5 million aggregate principal amount of junior subordinated notes. Accordingly, upon completion of this Offering, the Company will continue to have limited cash resources and significant future obligations and expects that it will require additional capital to support future growth, if any. The precise amount and timing of the Company's future funding needs cannot be determined at this time and will depend upon a number of factors, including the demand for the Company's services and the Company's management of its working capital. The Company may not be able to obtain additional financing on acceptable terms or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its capital expenditures and facilities expansion, which could materially adversely affect the Company's business, financial condition and results of operations. Moreover, the Company's need to raise additional capital through the issuance of equity securities may result in additional dilution to earnings per share. See "Use of Proceeds," "Capitalization," "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

RISKS OF INTERNATIONAL OPERATIONS

     Substantially all of the Company's manufacturing operations are located in Thailand and China. The distance between Asia and the United States creates logistical barriers, and the Company's success depends in part on its ability to convince OEMs in the United States that the advantages of the Company's Asia-based manufacturing facilities outweigh any perceived inconvenience or uncertainty of overseas manufacturing.

     The Company may be affected by economic and political conditions in each of the countries in which it operates and certain other risks of doing business abroad, including import duties, changes to import and export regulations (including quotas), possible restrictions on the transfer of funds, employee turnover, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable, the burdens and cost of compliance with a variety of foreign laws, and, in certain parts of the world, political instability. For example, the Company could be adversely affected if the current policies encouraging foreign investments or foreign trade by Thailand and China were to be abandoned. In addition, the attractiveness of the Company's services to its United States customers is affected by United States trade policies, such as "most favored nation" status and trade preferences, which are reviewed periodically by the United States government. In the past, United States government officials have discussed the possible refusal of the United States to extend China's "most favored nation" status. Changes in policies by the United States or foreign governments could result in, for example, increased duties, higher taxation, currency conversion limitations, hostility toward United States-owned operations, limitations on imports or exports, or the expropriation of private enterprises, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's operations and assets are subject to significant political, economic, legal and other uncertainties in China and Thailand. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign operations in China. While Thailand has a longer history of promoting foreign investments than China, Thailand has recently experienced economic turmoil and a significant devaluation of the Thai currency. There can be no assurance that this period of economic turmoil will not result in the reversal of current policies encouraging foreign investment and trade, restrictions on the transfer of funds overseas, employee turnover, labor unrest or other domestic Thai economic problems that could adversely affect the Company. To date, economic problems in Thailand have not had an adverse impact on the Company's business, financial condition or results of operations, but there can be no assurance that there will not be such an impact in the future.

RISK OF INCREASED TAXES

     The Company has structured its global operations to take advantage of the generally lower statutory income tax rates in Asian countries and certain tax holidays in China and Thailand that have been extended to encourage foreign investment. As part of this structure, the Company renders certain technical and administrative services on behalf of its Asia subsidiaries in the United States. If tax rates were to rise, if the Company's tax holidays were not renewed or if tax authorities were to challenge successfully the adequacy of the amounts paid to the Company for these services or generally the manner in which profits are recognized and allocated among the Company and its subsidiaries, the Company's taxes would increase and its business, financial condition, results of operations or cash flow could be materially adversely affected. The Company believes that profits from its operations in Asia are not sufficiently connected to the United States to give rise to United States taxation, but there can be no assurance that United States tax authorities will not challenge the Company's position or, if such challenge is made, that the Company would prevail in any such dispute. In certain circumstances, United States tax law requires a United States parent corporation to recognize as current income profits earned by its foreign subsidiaries. The Company believes that, except for certain passive income which is not expected to be material in amount, these laws should not be applicable to the subsidiaries' activities and income, but there can be no assurance that United States tax authorities will not challenge the Company's position or, if such challenge is made, that the Company would prevail in any such dispute. If the Company's profits from its Asia operations become subject to United States income taxes, the Company's taxes could increase, and its results of operations and cash flow could be materially adversely affected. The expansion by the Company of its operations in the United States may also increase its effective tax rate. The current maximum United States federal income tax rate is 35.0%; the Company currently expects its effective income tax rate for fiscal 1998 to be approximately 14%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Provision for Income Taxes."

CURRENCY FLUCTUATIONS

     While the Company transacts business predominately in United States dollars, and substantially all of its revenues are collected in United States dollars, a portion of the Company's costs are denominated in other currencies, such as the Thai baht, the Hong Kong dollar and the Chinese renminbi. As a result, changes in the relation of these and other currencies to the United States dollar will affect the Company's costs of goods sold and operating expenses and could result in exchange losses. To date, the recent economic problems in Thailand, including the devaluation of the Thai baht, have not had an adverse impact on the Company's business, financial condition or results of operations, but there can be no assurance that there will not be such an impact in the future. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. From time to time the Company has engaged in, and may continue to engage in, exchange rate hedging activities. There can be no assurance that any hedging techniques implemented by the Company will be successful.

MANAGEMENT OF GROWTH AND EXPANDED OPERATIONS

     During fiscal 1997 and through the three months ended July 31, 1997, the Company experienced a period of rapid expansion through both internal growth and acquisition. Expansion has caused, and is expected to continue to cause, strain on the Company's infrastructure, including its managerial, technical, financial and other resources. To manage further growth, the Company must continue to enhance financial and operational controls, develop additional executive officers and hire qualified personnel. Continued growth will also require increased investments to add manufacturing capacity and to enhance management information systems. The Company may experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. There can be no assurance that the Company will be able to manage its expansion effectively, and a failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

     New operations, whether foreign or domestic, can require significant start-up costs and capital expenditures. In the event that the Company continues to expand its domestic or international operations, there can be no assurance the Company will be successful in generating revenue to recover start-up and operating costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and
" -- International Manufacturing Capability."

DEPENDENCE ON KEY PERSONNEL

     The Company's continued success depends to a large extent upon the efforts and abilities of key managerial and technical employees. The Company's business will also depend upon its ability to continue to attract and retain qualified employees. Although the Company has been successful in retaining key managerial and technical employees to date, the loss of services of certain key employees, in particular any of its three executive officers, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company's business strategy includes the expansion of its business and manufacturing capabilities, including through acquisitions. The Company occasionally reviews various acquisition prospects, including companies or manufacturing process technologies complementary to the Company's business. Acquisitions involve numerous risks, including: difficulties in the assimilation of the operations, products, personnel and cultures of the acquired companies; the ability to manage geographically remote units effectively; the diversion of management attention from other day-to-day business concerns; difficulties entering markets in which the Company has limited or no direct experience; and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities; incurrence of additional debt; reduction of existing cash balances; amortization expenses related to goodwill and other intangible assets; and other charges to operations that may have a material adverse effect on the Company's business, financial condition or results of operations. Moreover, there can be no assurance that any equity or debt financings proposed in connection with any acquisition would be available to the Company on acceptable terms, or at all, if suitable strategic acquisition opportunities were to arise. Although the Company expects to analyze any opportunity before committing its resources, there can be no assurance that any acquisition that is completed will result in long-term benefits to the Company or that it will be able to manage the resulting business effectively.

TECHNOLOGICAL CHANGE AND PROCESS DEVELOPMENT

     The markets in which the Company's customers compete are characterized by rapid technological change, evolving industry standards and frequent product introductions and enhancements. The Company is continually evaluating the advantages and feasibility of new manufacturing processes. The Company believes that its future success will depend upon its ability to deliver manufacturing services which meet changing customer needs and to successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company will be successful in these efforts. See "Business -- Services."

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of this Offering, the current directors and executive officers of the Company and their respective affiliates will, in the aggregate, beneficially own approximately 72.3% of the Company's outstanding shares of Common Stock (including shares issuable pursuant to stock options which may be exercised within 60 days of July 31, 1997). As a result, such persons, acting together, would have the ability to approve or disapprove significant corporate transactions. In addition, effective upon the closing of the Offering, the Board of Directors will have the authority to issue up to 10,000,000 shares of undesignated preferred stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued series of undesignated preferred stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The concentration of ownership and the issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

ENVIRONMENTAL COMPLIANCE

     The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Although the Company believes that it is currently in compliance with all material environmental regulations, any failure by the Company to comply with present and future regulations could subject it to future liabilities or cause affected operations to be suspended. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's certificate of incorporation and bylaws contain provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interest. In addition, the Board of Directors has the authority to fix the rights and preferences of up to 10,000,000 shares of undesignated preferred stock and to issue such shares without action by the Company's stockholders, which may have the effect of delaying or preventing a change in control of the Company. It is possible that the provisions in the Company's certificate of incorporation and bylaws, and the ability of the Board of Directors to issue the preferred stock, may have the effect of delaying, deferring or preventing a change of control of the Company, may discourage bids for the Class A Common Stock at a premium over its market price, and may adversely affect the market price of the Class A Common Stock and the voting and other rights of the holders of Class A Common Stock.

SHARES ELIGIBLE FOR FUTURE SALES; REGISTRATION RIGHTS

     Sales of a substantial number of shares of Class A Common Stock in the public market following this Offering could adversely affect the market price for the Company's Class A Common Stock. The number of shares of Class A Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of the Offering made hereby without the prior written consent of Montgomery Securities, which may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, shares of Common Stock will be eligible for future sale as follows: on the date of this Prospectus, no shares other than the 5,000,000 shares offered hereby; 180 days after the effective date of the Offering, an additional 14,327,211 shares (including 1,509,711 shares issuable upon exercise of outstanding options) will be eligible for sale. In addition, the Company intends to file within 90 days after the effective date of this Offering a registration statement on Form S-8, covering the shares of Class A Common Stock subject to outstanding options or reserved for issuance under the Company's stock and stock option plans. See "Management -- Compensation Plans." Effective 180 days after the date of this Offering, holders of approximately 13,327,500 shares of Class A Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Class A Common Stock. See "Shares Eligible for Future Sale."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active public market for the Class A Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the underwriters in this Offering and may not be indicative of future market prices. The market price of the Company's Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by the Company or its competitors and changes in financial estimates by securities analysts or other events or factors. Moreover, the stock market and the market prices for many technology companies have in recent years experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally and in the EMS industry specifically, may adversely affect the market price of the Class A Common Stock. There can be no assurance that the market price of the Class A Common Stock will not decline below the initial public offering price. See "Underwriting."

DILUTION

     Investors participating in this Offering will incur immediate and substantial dilution of book value. To the extent that outstanding options to purchase Class A Common Stock are exercised, there will be further dilution. See "Dilution" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 5,000,000 shares of Class A Common Stock being offered hereby are estimated to be approximately $50.2 million at an assumed initial public offering price of $11.00 per share (approximately $57.8 million if the Underwriters' over-allotment option is exercised in full). Approximately $20.0 million of the net proceeds will be used to pay down indebtedness under the Maxtor Notes, which are payable in three equal installments on June 10, 1999, June 10, 2000 and June 10, 2001 and currently bear interest at a weighted average rate of approximately 9.7% per annum. See "Certain Transactions." The Company also intends to repay all of its outstanding bank borrowings, which it currently anticipates will be approximately $19.0 million upon completion of this Offering. Such bank borrowings bear interest at either the prime rate plus 1.5% or LIBOR plus 2.25% and mature in June 2001. At July 31, 1997, the amount of such bank borrowings outstanding was approximately $7.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company expects to use the remaining net proceeds from this Offering for capital expenditures and general corporate purposes, including working capital. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products, to obtain the right to use complementary technologies or to expand operations into new geographic regions; however, there are no negotiations or discussions with respect to any such transactions at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

     For the foreseeable future, the Company expects to retain any earnings to finance the expansion and development of its business. The payment of dividends is within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors. In addition, the Company's credit facility restricts the Company's ability to declare dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and certain short-term liabilities as of July 31, 1997, (i) on an actual basis, (ii) pro forma to give effect to the conversion of all outstanding shares of Preferred Stock into Common Stock as a result of this Offering and the amendment of the Company's certificate of incorporation, and (iii) as adjusted to reflect the sale of 5,000,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and offering expenses) and the application of the estimated net proceeds therefrom.

                                                                         JULY 31, 1997
                                                            ----------------------------------------
                                                             ACTUAL      PRO FORMA      AS ADJUSTED
                                                            --------     ----------     ------------
                                                            (IN THOUSANDS)
Bank borrowings...........................................  $  7,500      $  7,500        $     --
Current portion of long-term debt.........................        80            80              80
                                                            ========      ========        ========
Long-term debt, less current portion:
  Long-term debt..........................................  $ 12,635      $ 12,635        $ 12,635
  Long-term debt due Maxtor...............................    20,000        20,000              --
                                                            --------      --------        --------
          Total long-term debt............................    32,635        32,635          12,635
Total stockholders' equity (deficit):
  Preferred Stock, $0.001 par value; 8,509,425 shares
     authorized actual; 10,000,000 authorized pro forma
     and as adjusted; 6,000,000 issued and outstanding
     actual; none issued and outstanding pro forma and as
     adjusted.............................................         6            --              --
  Common Stock, $0.001 par value; 25,500,000 shares
     authorized actual; 100,000,000 authorized pro forma
     and as adjusted; 7,327,500 issued and outstanding
     actual; 13,327,500 issued and outstanding pro forma;
     and 18,327,500 issued and outstanding as
     adjusted(1)..........................................         7            13              18
  Additional paid-in capital..............................    12,793        12,793          62,938
  Distributions in excess of net book value...............   (20,608)      (20,608)        (20,608)
  Accumulated deficit.....................................      (734)         (734)           (734)
                                                            --------      --------        --------
     Total stockholders' equity (deficit).................    (8,536)       (8,536)         41,614
                                                            --------      --------        --------
          Total capitalization............................  $ 24,099      $ 24,099        $ 54,249
                                                            ========      ========        ========

---------------

(1) Shares issued and outstanding as adjusted represents 15,818,075 shares of Class A Common Stock and 2,509,425 shares of Class B Common Stock, and excludes (i) 2,895,000 shares of Common Stock issuable upon exercise of outstanding options granted under the Company's 1996 Stock Option Plan, (ii) 420,000 shares reserved for future issuance under the Company's 1996 Stock Option Plan, (iii) 250,000 shares reserved for future issuance under the Company's 1997 Employee Stock Purchase Plan and 1997 Non-U.S. Employee Stock Purchase Plan, (iv) 1,750,000 shares reserved for future issuance under the Company's 1997 Stock Plan (of which options to purchase up to 1,027,500 shares are intended to be granted contingent upon this Offering) and (v) 225,000 shares reserved for future issuance under the Company's 1997 Director Option Plan (of which options to purchase 70,000 shares will be automatically granted contingent upon this Offering). See
    "Management -- Compensation Plans" and Note 14 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book (deficit) value of the Company as of July 31, 1997, after giving effect to the automatic conversion of the Preferred Stock upon the closing of this Offering, was ($11,672,000), or ($0.88) per share of Common Stock. Net tangible book value per share is determined by dividing the tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date. After giving effect to the sale by the Company of the 5,000,000 shares of Class A Common Stock offered hereby (based upon an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and estimated offering expenses), the Company's net tangible book value at July 31, 1997 would have been $38,478,000, or $2.10 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.98 per share and an immediate dilution to new public investors of $8.90 per share. The following table illustrates the per share dilution:

        Assumed initial public offering price per share............             $11.00
          Net tangible book value (deficit) per share as of July
             31, 1997..............................................  ($0.88)
          Increase in net tangible book value per share
             attributable to new public investors..................    2.98
                                                                     ======
        Net tangible book value per share after Offering...........               2.10
                                                                                ------
        Dilution per share to new public investors.................             $ 8.90
                                                                                ======

     The following table summarizes, on a pro forma basis as of July 31, 1997, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the new public investors (based upon an assumed initial public offering price of $11.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses):

                                     SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                   --------------------     ---------------------       PRICE
                                     NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                   ----------   -------     -----------   -------     ---------
        Existing stockholders....  13,327,500     72.7%     $13,400,000     19.6%      $  1.01
        New public investors.....   5,000,000     27.3       55,000,000     80.4       $ 11.00
                                   ----------    -----      -----------    -----
                  Total..........  18,327,500    100.0%     $68,400,000    100.0%
                                   ==========    =====      ===========    =====

     The foregoing computations exclude (i) 2,895,000 shares of Common Stock at a weighted average exercise price of $1.02 per share issuable upon exercise of outstanding options granted under the Company's 1996 Stock Option Plan, (ii) 420,000 shares reserved for future issuance under the Company's 1996 Stock Option Plan, (iii) 250,000 shares reserved for future issuance under the Company's 1997 Employee Stock Purchase Plan and 1997 Non-U.S. Employee Stock Purchase Plan, (iv) 1,750,000 shares reserved for future issuance under the Company's 1997 Stock Plan (of which options to purchase up to 1,027,500 shares are intended to be granted contingent upon this Offering), and (v) 225,000 shares reserved for future issuance under the Company's 1997 Director Option Plan (of which options to purchase 70,000 shares will be automatically granted contingent upon this Offering). See "Management -- Compensation Plans" and Note 14 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein. The consolidated statement of operations data set forth below with respect to the years ended March 31, 1995 and 1996 and April 30, 1997, and the consolidated balance sheet data at March 31, 1996 and April 30, 1997, are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the year ended March 31, 1994, and the consolidated balance sheet data at March 31, 1995, are derived from, and are qualified by reference to, the audited consolidated financial statements not included herein. The consolidated statement of operations data for the year ended March 31, 1993, and the consolidated balance sheet data at March 31, 1993 and 1994, are derived from, and are qualified by reference to, unaudited consolidated financial statements not included herein. The selected consolidated financial data for the three months ended July 31, 1996 and 1997, and as of July 31, 1997, are derived from, and are qualified by reference to, unaudited consolidated financial statements included elsewhere herein. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company believes are necessary for a fair presentation of such information for the periods presented. Operating results for the three months ended July 31, 1997 are not necessarily indicative of the results that may be expected for the year ending April 30, 1998 or any other future period. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 THREE MONTHS
                                                                    FISCAL YEARS ENDED(1)                            ENDED
                                                  ---------------------------------------------------------   -------------------
                                                  MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,   APRIL 30,   JULY 31,   JULY 31,
                                                   1993(2)      1994        1995        1996        1997        1996       1997
                                                  ---------   ---------   ---------   ---------   ---------   --------   --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues........................................   $    --     $   254     $ 3,089    $ 68,361    $ 80,546    $21,139    $34,500
Revenues from affiliates(3).....................    42,425      42,093      36,284     340,487      89,149     26,276     30,236
                                                   -------     -------     -------    --------    --------    -------    -------
    Total revenues..............................    42,425      42,347      39,373     408,848     169,695     47,415     64,736
Cost of revenues(4).............................    35,302      35,794      33,795     395,474     155,028     46,363     58,397
                                                   -------     -------     -------    --------    --------    -------    -------
Gross profit....................................     7,123       6,553       5,578      13,374      14,667      1,052      6,339
Operating expenses:
  Selling, general and administrative...........     2,764       2,580       2,848       5,380       8,041      1,704      2,845
  Restructuring charge(5).......................        --          --          --          --       3,000      3,000       (179)
                                                   -------     -------     -------    --------    --------    -------    -------
    Total operating expenses....................     2,764       2,580       2,848       5,380      11,041      4,704      2,666
Income (loss) from operations...................     4,359       3,973       2,730       7,994       3,626     (3,652)     3,673
Interest expense, net...........................       161         197         180          64       3,972        676      1,255
                                                   -------     -------     -------    --------    --------    -------    -------
Income (loss) before income taxes...............     4,198       3,776       2,550       7,930        (346)    (4,328)     2,418
Provision for income taxes......................       685         662         554       1,793         253         --        337
                                                   -------     -------     -------    --------    --------    -------    -------
Net income (loss)...............................   $ 3,513     $ 3,114     $ 1,996    $  6,137    $   (599)   $(4,328)   $ 2,081
                                                   =======     =======     =======    ========    ========    =======    =======
Net income (loss) per share.....................                                                  $  (0.04)   $ (0.27)   $  0.13
                                                                                                  ========    =======    =======
Shares used to compute net income (loss) per
  share(6)......................................                                                    16,108    16,108..    16,108
SUPPLEMENTAL DATA:
Supplemental income (loss) per share(7).........                                                  $   0.06    $ (0.23)   $  0.14

                                                  MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,   APRIL 30,              JULY 31,
                                                   1993(2)     1994(2)      1995        1996        1997                   1997
                                                  ---------   ---------   ---------   ---------   ---------              --------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.................................   $ 6,316     $ 7,583     $ 7,834     $10,716     $ 3,980               $ 5,827
Total assets....................................    24,316      21,764      24,943      83,687      60,471                70,809
Long-term debt, less current portion............     2,889       1,845         708          --      12,660                12,635
Long-term debt due Maxtor.......................     8,469       8,469       8,469       4,300      20,000                20,000
Total stockholders' equity (deficit)............     7,352       6,666       8,662      17,666     (10,367)               (8,536)

---------------

(1) Prior to fiscal 1997, the Company's fiscal year ended on the Saturday nearest to March 31. Commencing with fiscal 1997, the Company's fiscal year ends on the Saturday nearest to April 30. Prior to June 1996, the Company's operations were conducted through certain wholly-owned subsidiaries of Maxtor.

(2) The consolidated statement of operations data for the year ended March 31, 1993, and the consolidated balance sheet data at March 31, 1993 and 1994, are derived from, and are qualified by reference to, unaudited consolidated financial statements not included herein.

(3) Sales to Maxtor were made on a consignment basis for years prior to fiscal 1996, on a turnkey basis for fiscal 1996, and on a partial turnkey basis for fiscal 1997 and the three months ended July 31, 1997. If sales to Maxtor had been made on a partial turnkey basis during fiscal 1995 and fiscal 1996, the Company estimates that pro forma revenues from affiliates would have been $96.9 million and $108.5 million, respectively. Management believes that if the partial turnkey arrangement with Maxtor had been in place during fiscal 1995 and fiscal 1996, the net impact of such arrangements on reported gross profit and income from operations would not have been material. See Note 1 of Notes to Consolidated Financial Statements. The foregoing are estimates made by the Company's management as to events that did not actually occur, and no assurance can be given that, had the Company's sales to Maxtor been on a partial turnkey basis, the above results would actually have been achieved.

(4) Cost of revenues for the three months ended July 31, 1996 included a $2.0 million inventory charge associated with a customer's cancellation of orders. Portions of this reserve were subsequently reversed in the three months ended January 31, 1997 and April 30, 1997, because the customer purchased some of the inventory in question.

(5) In June 1996, the Company relocated its Hong Kong manufacturing operations to China. The restructuring charge totaled $3.0 million and involved the termination of approximately 900 employees for approximately $2.3 million and excess facilities costs of approximately $700,000. As of July 31, 1997, the Company had completed all of its restructuring actions.

(6) Net income per share data for prior fiscal years have not been presented as such amounts are not deemed to be meaningful in view of the significant change in capital structure of the Company in June 1996 as a result of the Recapitalization. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares for computing per share amounts.

(7) Represents earnings per share as if long-term debt due to Maxtor and bank borrowings had been retired at the beginning of the period or the date of issuance of the debt, if later, and assumes that an equivalent amount was financed through the sale of equity securities at the assumed price of this Offering (less underwriting discount and offering expenses).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     International Manufacturing Services, Inc. provides product design, prototyping, printed circuit board assembly, final system assembly, materials procurement, inventory management, testing, packaging, distribution and depot repair services to original equipment manufacturers in the electronics industry. The Company's Hong Kong operations, which commenced business in 1983, were acquired in 1990 by Maxtor, a manufacturer of hard disk drives, along with other manufacturing operations and assets. International Manufacturing Services, Inc. was formed in November 1994 as a wholly-owned subsidiary of Maxtor, and in June 1996 the Company was recapitalized as an independent company.

     On June 13, 1996, the Company redeemed approximately 76.5% of Maxtor's share ownership with a combination of $25.0 million cash, $20.0 million principal amount Maxtor Notes and a warrant for 300,000 shares of Class A Common Stock, which warrant is not currently exercisable and terminates if the Maxtor Notes are repaid prior to June 13, 1998. The Company raised the cash portion of the redemption price by issuing to a group of investors a combination of Common Stock, Preferred Stock and junior subordinated notes. These redemption and financing transactions are collectively referred to in this Prospectus as the "Recapitalization." For accounting purposes, the redemption of Maxtor's share ownership was treated as a recapitalization and, accordingly, no change in the accounting basis of the Company's assets was made. See "Certain Transactions," "Description of Capital Stock" and Note 1 of Notes to Consolidated Financial Statements.

     Prior to fiscal 1996, substantially all the Company's revenues were derived from sales to Maxtor. In connection with the Recapitalization, Maxtor agreed to purchase from the Company certain quarterly minimum quantities of products through June 1999, provided that the Company continues to be competitive on the bases of price and quality. Over the last two fiscal years, the Company has evolved from being a captive EMS provider to Maxtor to an independent EMS provider serving 15 additional customers. These customers collectively represented approximately 55.9% of total revenues for the three months ended July 31, 1997. The Company typically enters into manufacturing contracts with each of its customers, but has no long-term volume purchase commitments from any customer other than Maxtor. The Company remains dependent upon a relatively small number of customers for a significant percentage of its revenues. For fiscal 1996 and 1997, and the three months ended July 31, 1997, Maxtor accounted for approximately 83.1%, 48.6% and 44.1% of total revenues, respectively, and Bay Networks accounted for approximately 1.6%, 31.3% and 42.1% of total revenues, respectively. For fiscal 1996, Diamond Multimedia accounted for approximately 12.8% of total revenues.

     During fiscal 1997, the Company took significant steps to expand its manufacturing operations and to broaden the range of the manufacturing services it provides. As part of its strategy to locate operations in low cost regions, the Company transferred its Hong Kong manufacturing operations to China while retaining its component procurement and regional administrative functions in Hong Kong. In connection with the relocation, the Company recorded a charge of $3.0 million associated with employee severance and excess facilities costs. The Company also expanded its manufacturing facilities in Thailand from 41,000 square feet to 93,000 square feet. In January 1997, the Company acquired the assets of Pentagon Systems, a design and prototype production company, for $4.4 million cash, 450,000 shares of Class A Common Stock and assumed certain liabilities. The Company recorded goodwill of $3.4 million in connection with the acquisition, which is being amortized over seven years on a straight line basis. In May 1997, the Company commenced manufacturing operations in San Jose, California.

     The Company has chosen to locate its manufacturing facilities in certain countries in Asia to improve operational efficiencies and to take advantage of generally lower income tax rates and the availability of tax incentives extended to encourage foreign investment. The Company has operating subsidiaries located in foreign countries, some of which enjoy multiple year tax holidays. As a result, the Company estimates its effective tax rate for fiscal 1998 to be approximately 14%.

     The Company's sales to Maxtor were made on a consignment basis during fiscal 1995, on a turnkey basis during fiscal 1996, and on a partial turnkey basis during fiscal 1997. The Company's sales to customers other than Maxtor are generally performed on a turnkey basis. The extent to which revenues are generated on a turnkey or consignment basis has a significant effect on the level of the Company's total revenues and gross margin. For revenues generated on a turnkey basis, the Company procures all materials used to manufacture the customer's product, which results in higher revenue per unit. For revenues generated on a consignment basis, the customer procures the materials and provides them to the Company at no charge. As a result, revenues from turnkey manufacturing tend to be higher and gross margins tend to be lower than revenues and margins generated from consignment manufacturing. The Company's total revenues and overall gross margin may fluctuate significantly from period to period depending upon the mix of revenues derived from turnkey and consignment manufacturing.

     The United States dollar is the functional currency of the Company's foreign subsidiaries and substantially all of its revenues are collected in United States dollars. Exchange gains and losses resulting from transactions denominated in currencies other than the United States dollar are included in results of operations for the year. To date, such amounts have not been material, and the Company has not undertaken any material foreign currency hedging activities.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JULY 31, 1996 COMPARED TO THREE MONTHS ENDED JULY 31, 1997

  Total Revenues

     The Company's total revenues increased 36.5% from $47.4 million in the three months ended July 31, 1996 to $64.7 million in the three months ended July 31, 1997. Revenues from affiliates increased 15.1% from $26.3 million in the three months ended July 31, 1996 to $30.2 million in the three months ended July 31, 1997. Revenues from other customers increased 63.2% from $21.1 million in the three months ended July 31, 1996 to $34.5 million in the three months ended July 31, 1997. The increase in total revenues was the result of increased demand from Maxtor and Bay Networks, a higher percentage of total revenues derived from turnkey operations and, to a lesser extent, sales to new accounts.

  Gross Profit

     Gross profit consists of total revenues less the costs of revenues, which includes the cost of materials, the cost of labor and manufacturing overhead. Gross profit increased from $1.1 million in the three months ended July 31, 1996 to $6.3 million in the three months ended July 31, 1997. Gross margin (gross profit as a percentage of total revenues) increased from 2.2% to 9.8% for the same periods. Gross profit and gross margin in the three months ended July 31, 1996 were adversely affected by a $2.0 million inventory charge associated with a financially troubled customer's cancellation of orders. Increases in gross profit and gross margin during the three months ended July 31, 1997 were attributable to the higher utilization rate of the Company's manufacturing facilities and labor savings resulting from the relocation of the Company's Hong Kong manufacturing facility to China.

     The Company's gross margin may fluctuate from period to period depending upon the mix of revenues derived from turnkey and consignment manufacturing, product mix, production efficiencies, utilization of manufacturing capacity and pricing within the electronics industry.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources, information systems and general management. Selling, general and administrative expenses increased 67.0% from $1.7 million in the three months ended July 31, 1996 to $2.8 million in the three months ended July 31, 1997. As a percentage of total revenues, selling, general and administrative expenses increased from 3.6% to 4.4% for the same periods. The increase in absolute dollars was the result of increased personnel costs, marketing expenses to support new customer development, increased administrative expenses associated with the new manufacturing facility in China, expanded operations in Thailand and the inclusion of Pentagon Systems. The Company anticipates that its selling, general and administrative expenses will generally continue to increase in absolute dollars for the foreseeable future.

  Net Interest Expense

     Net interest expense increased from approximately $676,000 in the three months ended July 31, 1996 to approximately $1.3 million in the three months ended July 31, 1997. The increase was primarily due to Recapitalization-related interest expense for a full quarter in fiscal 1998 compared to a partial quarter of such interest expense in the comparable prior period.

  Provision for Income Taxes

     For the three months ended July 31, 1996, the Company incurred losses and did not provide for any income taxes. For the three months ended July 31, 1997, the Company recorded a provision for income taxes of $337,000.

     The Company conducts its operations through subsidiaries in China, Thailand, Hong Kong, the Cayman Islands and the United States, each of which is subject to the taxation rules of the country in which it operates. The Company has structured its global operations to take advantage of the generally lower statutory income tax rates in Asian countries and certain tax holidays in China and Thailand that have been extended to encourage foreign investment. The Company's Hong Kong subsidiary is subject to local income taxes at a statutory rate of 16.5%. The Company's Thailand subsidiary enjoys a full tax holiday from the current local statutory rate of 30.0% through the year 2003 and a tax rate of one-half of the then current local statutory rate for the ensuing five calendar years. The Company expects to be granted a full tax holiday from the current local statutory rate of 30.0% for its China subsidiary's calendar 1997 and 1998 operations and a tax rate of one-half of the then current local statutory rate for the ensuing three calendar years.

     The Company's effective income tax rate is a function of the mix of income in the various countries in which it operates and the applicable income tax rates in such countries. The Company derives substantially all of its income from its foreign operations for which it either enjoys certain tax holidays or pays foreign income taxes at local statutory rates, which are significantly lower than the United States statutory rate of 35.0%. The Company currently expects its effective tax rate for fiscal 1998 to be approximately 14%. The losses incurred in any national jurisdiction are not deductible by entities in other jurisdictions in the calculation of their respective local taxes. To date, the Company's income taxes have consisted primarily of taxes paid by its Hong Kong subsidiary. A change in the mix of income generated by the Company's domestic and various foreign operations may cause the Company's tax rate to fluctuate.

     If tax rates were to rise, if the Company's tax holidays were not renewed, or if tax authorities were to challenge successfully the adequacy or the manner in which profits are recognized and allocated among the Company and its domestic and foreign subsidiaries, the Company's taxes could increase and its business, financial condition, results of operations or cash flow could be materially adversely affected. In certain circumstances, United States tax law requires a United States parent corporation to recognize as current income profits earned by its foreign subsidiaries. The Company believes that these laws should not be applicable to its subsidiaries' activities and income. There can be no assurance that United States tax authorities will not challenge the Company's position or, if such challenge is made, that the Company would prevail in any such dispute. If the Company's profits from operations in the United States increase or profits from its Asia operations become subject to United States income taxes, the Company's taxes could increase, and its results of operations and cash flow could be materially adversely affected. Expansion of the Company's operations in the United States may also increase its effective tax rate. The current maximum United States federal income tax rate is 35.0%. The Company currently expects its effective income tax rate for fiscal 1998 to be approximately 14%. See "Risk Factors -- Risk of Increased Taxes."

FISCAL YEARS ENDED MARCH 31, 1995 AND 1996 AND APRIL 30, 1997

  Total Revenues

     The Company's total revenues increased from $39.4 million in fiscal 1995 to $408.8 million in fiscal 1996 and then decreased to $169.7 million in fiscal 1997. Revenues from sales to affiliates increased from $36.3 million in fiscal 1995 to $340.5 million in fiscal 1996 and then decreased to $89.1 million in fiscal 1997, as the terms on which the Company's services to Maxtor changed. In fiscal 1995, when the Company was a captive supplier to Maxtor, sales to Maxtor were made on a consignment basis and did not reflect any revenues associated with the sourcing of materials. In fiscal 1996, revenues from affiliates increased as a result of the transition of sales to Maxtor to a turnkey basis, resulting in higher revenues per unit associated with procured materials. In fiscal 1997, revenues from affiliates decreased as a result of the transition of sales to Maxtor to a partial turnkey basis, as well as a decrease in order volume from Maxtor unrelated to the transition to partial turnkey. Revenues from sales to other customers increased from $3.1 million in fiscal 1995 to $68.4 million in fiscal 1996 and to $80.5 million in fiscal 1997. The Company's revenues from sales to other customers, which are primarily performed on a turnkey basis, increased significantly from fiscal 1995 through fiscal 1997 principally due to an increase in the number of new OEM customers and the increase in orders from existing customers, offset in part by decreased revenues in fiscal 1997 from a previously greater than 10% customer.

  Pro Forma Revenues

     If sales to Maxtor had been made on a partial turnkey basis during fiscal 1995 and fiscal 1996, the Company estimates that pro forma revenues from affiliates would have been approximately $96.9 million and $108.5 million, respectively. Management believes that if the partial turnkey arrangement with Maxtor had been in place during fiscal 1995 and fiscal 1996, the net impact of such arrangements on reported gross profit and income from operations would not have been material. See Note 1 of Notes to Consolidated Financial Statements. The foregoing are estimates made by the Company's management as to events that did not actually occur, and no assurance can be given that, had the Company's sales to Maxtor been on a partial turnkey basis, the above results would actually have been achieved.

  Gross Profit

     Gross profit increased 139.8% from $5.6 million in fiscal 1995 to $13.4 million in fiscal 1996 and then increased 9.7% to $14.7 million in fiscal 1997. Gross profit increased in fiscal 1996 primarily due to increased sales to new customers and increases in the volume of shipments to Maxtor. During fiscal 1997, the relocation of the Company's Hong Kong manufacturing operations to China reduced the Company's manufacturing costs, which had a positive effect on gross profit. This effect, however, was partially offset by associated reductions in selling prices, as the Company passed through cost savings to its customers as well as the decline in unit volumes from Maxtor. Gross margin was 14.2%, 3.3% and 8.6%, respectively, for fiscal 1995, 1996 and 1997. The fluctuations in gross margin resulted primarily from the changes in the percentage of total revenues derived from turnkey operations and the relocation from Hong Kong to China, as previously discussed.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 88.9% from $2.8 million in fiscal 1995 to $5.4 million in fiscal 1996 and then increased 49.5% to $8.0 million in fiscal 1997. As a percentage of total revenues, selling, general and administrative expenses were 7.2%, 1.3% and 4.7%, respectively, for the same periods. The increase in absolute dollars from fiscal 1995 to fiscal 1996 was the result of the establishment of a sales and marketing organization to support sales to new customers and increased expenditures associated with the opening of the Company's new manufacturing facility in Thailand. The increase in absolute dollars and as a percentage of total revenues from fiscal 1996 to fiscal 1997 was the result of increased personnel costs, marketing expenses to support new customer development, increased expenses to support the establishment of the new manufacturing facility in China, and the inclusion of Pentagon Systems' expenses commencing with its acquisition in January 1997. During fiscal 1997, the Company recorded $163,000 of goodwill amortization resulting from the Company's acquisition of Pentagon Systems in January 1997.

  Restructuring Charge

     During fiscal 1997, the Company recorded a charge of $3.0 million associated with the relocation of its Hong Kong manufacturing operations to China. As of July 31, 1997, the Company had completed all such restructuring activities. See Note 5 of Notes to Consolidated Financial Statements.

  Net Interest Expense

     Net interest expense decreased from $180,000 in fiscal 1995 to $64,000 in fiscal 1996, as a result of the partial repayment of a previously outstanding term note, and increased to $4.0 million in fiscal 1997, due to the indebtedness incurred in connection with the Recapitalization.

  Provision for Income Taxes

     The Company's provision for income taxes for fiscal 1995, 1996 and 1997 consisted primarily of foreign income taxes related to its Hong Kong operations. During these periods, the Company's United States operations generated losses, for which the Company did not record any tax benefit. Historically, the Company's effective tax rate has been lower than the United States federal statutory rate of 35.0% due primarily to the fact that income generated by its foreign operations has been subject to lower or no foreign income taxes. At April 30, 1997, the Company had United States federal net operating loss carryforwards of approximately $6.0 million, of which approximately $4.4 million were subject to certain annual limitations on utilization. As of such date, the Company had gross United States deferred tax assets of approximately $2.4 million. Based on factors which include the Company's history of losses generated by its United States operations and lack of carryback capacity, the Company believes that it is more likely than not that the Company will not be able to realize its United States deferred tax assets. Accordingly, a full valuation reserve for such assets has been recorded. See Note 11 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth selected unaudited statement of operations data in dollar amounts and as a percentage of total revenues for each of the five quarters through the period ended July 31, 1997. The unaudited data have been prepared on the same basis as the audited consolidated financial statements contained in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such statement of operations data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company's results of operations fluctuated and are likely to continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected in any future period.

                                                                      QUARTERS ENDED
                                                -----------------------------------------------------------
                                                JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                                  1996        1996          1997         1997        1997
                                                --------   -----------   -----------   ---------   --------
                                                                      (IN THOUSANDS)
Revenues......................................  $ 21,139     $16,851       $20,222      $ 22,334   $ 34,500
Revenues from affiliates......................    26,276      20,709        18,806        23,358     30,236
                                                 -------     -------       -------       -------    -------
          Total revenues......................    47,415      37,560        39,028        45,692     64,736
Cost of revenues..............................    46,363      33,430        34,841        40,394     58,397
                                                 -------     -------       -------       -------    -------
Gross profit..................................     1,052       4,130         4,187         5,298      6,339
Operating expenses:
  Selling, general and administrative.........     1,704       1,729         1,870         2,738      2,845
  Restructuring charge........................     3,000          --            --            --       (179)
                                                 -------     -------       -------       -------    -------
          Total operating expenses............     4,704       1,729         1,870         2,738      2,666
Income (loss) from operations.................    (3,652)      2,401         2,317         2,560      3,673
Interest expense, net.........................       676       1,063           915         1,318      1,255
                                                 -------     -------       -------       -------    -------
Income (loss) before income taxes.............    (4,328)      1,338         1,402         1,242      2,418
Provision for income taxes....................        --          --            --           253        337
                                                 -------     -------       -------       -------    -------
Net income (loss).............................  $ (4,328)    $ 1,338       $ 1,402      $    989   $  2,081
                                                 =======     =======       =======       =======    =======

                                                                      QUARTERS ENDED
                                                -----------------------------------------------------------
                                                JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                                  1996        1996          1997         1997        1997
                                                --------   -----------   -----------   ---------   --------
Revenues......................................      44.6%       44.9%         51.8%         48.9%      53.3%
Revenues from affiliates......................      55.4        55.1          48.2          51.1       46.7
                                                   -----       -----         -----         -----      -----
          Total revenues......................     100.0       100.0         100.0         100.0      100.0
Cost of revenues..............................      97.8        89.0          89.3          88.4       90.2
                                                   -----       -----         -----         -----      -----
Gross margin..................................       2.2        11.0          10.7          11.6        9.8
Operating expenses:
  Selling, general and administrative.........       3.6         4.6           4.8           6.0        4.4
  Restructuring charge........................       6.3         0.0           0.0           0.0       (0.3)
                                                   -----       -----         -----         -----      -----
          Total operating expenses............       9.9         4.6           4.8           6.0        4.1
Income (loss) from operations.................      (7.7)        6.4           5.9           5.6        5.7
Interest expense, net.........................       1.4         2.8           2.3           2.9        1.9
                                                   -----       -----         -----         -----      -----
Income (loss) before income taxes.............      (9.1)        3.6           3.6           2.7        3.7
Provision for income taxes....................       0.0         0.0           0.0           0.6        0.5
                                                   -----       -----         -----         -----      -----
Net income (loss).............................      (9.1)%       3.6%          3.6%          2.1%       3.2%
                                                   =====       =====         =====         =====      =====

     Total revenues during fiscal 1997 varied significantly from quarter to quarter, generally reflecting changes in demand from existing customers and the mix of revenues derived from turnkey and consignment manufacturing. In particular, the Company experienced a significant decline in demand from its three largest customers in the three months ended October 31, 1996 and January 31, 1997 due to reasons unrelated to the Company. In the three months ended April 30, 1997, demand from existing customers increased and the

Company also added new customers. In addition, in the three months ended April 30, 1997 and July 31, 1997, as the Company's revenues increased, so did the percentage of total revenues derived on a turnkey basis.

     Gross profit and gross margin in the three months ended July 31, 1996 were adversely affected by a $2.0 million inventory charge associated with a financially troubled customer's cancellation of orders. A portion of this reserve was subsequently reversed in the three months ended January 31, 1997 and April 30, 1997, because the customer purchased some of the inventory in question. Gross margin was favorably affected in the three months ended October 31, 1996, January 31, 1997 and April 30, 1997 by reduced manufacturing costs as a result of the relocation of the Company's Hong Kong manufacturing operations to China. The decline in gross margin in the three months ended July 31, 1997 reflects a higher proportion of revenues derived on a turnkey basis.

     The primary factors affecting the Company's annual and quarterly operating results are: timing of customer orders; price competition; volume of orders received relative to the Company's capacity; announcements, introductions and market acceptance of a customer's new products; evolution in the life cycles of customer products; timing of expenditures in anticipation of future customer orders; effectiveness in managing manufacturing processes; changes in cost and availability of labor and components; fluctuations in material costs; the mix of materials costs relative to labor and manufacturing overhead costs; and the mix of revenues derived from consignment and turnkey manufacturing (consignment manufacturing tends to result in higher gross margins but lower revenues, and turnkey manufacturing tends to result in lower gross margins but higher revenues). Other factors affecting operating results include the Company's level of experience in manufacturing a particular product, the degree of automation used in the assembly process, the efficiencies achieved by the Company in managing inventories and fixed assets, and customer product delivery requirements. An adverse change in any one of these factors or a combination thereof could have a material adverse effect on the Company's future business, financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to June 1996, the Company was a wholly-owned subsidiary of Maxtor and funded its operations through cash provided by operations and intercompany financing provided by Maxtor. Since the Recapitalization, the Company has funded its working capital needs and capital expenditures through borrowings under its credit facility and cash provided by operations. At July 31, 1997, the Company's principal sources of liquidity consisted of cash provided by operations and available borrowings under the Company's credit facilities.

     Cash provided by operating activities for fiscal 1995, 1996 and 1997 and the three months ended July 31, 1997 was $5.5 million, $7.7 million, $6.7 million and $3.2 million, respectively.

     Cash used in investing activities in fiscal 1995 and 1996 totaled $4.1 million and $8.9 million, respectively, and related primarily to the purchase of equipment and leasehold improvements associated with the establishment of the Company's Thailand facility. In fiscal 1997, cash used in investing activities totaled $12.1 million, primarily as a result of capital expenditures for equipment and leasehold improvements associated with establishing the Company's China operations, expanding its Thailand operations and initiating manufacturing in its California facilities, as well as the Company's acquisition of Pentagon Systems. In the three months ended July 31, 1997, cash used in investing activities totaled $2.5 million for the purchase of property and equipment.

     During fiscal 1997, the Company generated $7.2 million from financing activities, including $12.1 million in net proceeds from sales of Common Stock and Preferred Stock, $12.5 million from issuances of 12.0% junior subordinated notes, and $9.0 million from borrowings under its line of credit. Approximately $25.0 million of these amounts were used to redeem a portion of Maxtor's share ownership in the Company in the Recapitalization. See "Certain Transactions."

     In conjunction with the Recapitalization, the Company issued the Maxtor Notes, which require early repayment upon the successful completion of an initial public offering. The amount of repayment varies depending upon the net proceeds to the Company from the public offering, with total repayment required if the Company receives at least $45.0 million. Based upon an estimated initial public offering price of $11.00 per share, the Company anticipates that the Maxtor Notes will be repaid in their entirety out of the net proceeds of this Offering. During the three months ended July 31, 1997, the Company repaid $1.5 million of its bank line of credit.

     The Company has a committed line of credit with Chase Manhattan Bank that, subject to certain limitations, provides for up to $32.0 million of borrowing capacity to fund working capital and capital expenditures. The line of credit expires June 21, 2001, with availability of borrowings declining on a quarterly basis beginning in July 1997. The availability of the line of credit will be reduced by $10.0 million upon the completion of this Offering to a maximum availability of $21.8 million. The Company intends to renegotiate its credit agreement after the completion of this Offering. At July 31, 1997, borrowings under the line of credit were $7.5 million, compared to $9.0 million at April 30, 1997. Additional borrowings of $24.3 million were available under the line of credit at July 31, 1997. At July 31, 1997, the effective interest rate under the line of credit was approximately 7.9%. In addition, the Company intends to repay the outstanding borrowings under the line of credit with the proceeds of this Offering. See "Use of Proceeds."

     The Company's future liquidity and cash requirements will depend upon many factors, including the level of its operations, the degree and pace of its expansion or acquisition of facilities and adoption of new manufacturing technology, and the mix of revenues derived from consignment and turnkey manufacturing. The Company anticipates that its planned purchases of capital equipment for fiscal 1998 will require aggregate expenditures of approximately $17.0 million, of which approximately $2.5 million have been made as of July 31, 1997. The Company believes that the proceeds of this Offering, funds available under its line of credit and any cash generated from operations will be sufficient to satisfy its currently anticipated working capital, capital expenditure and debt service requirements for at least the next twelve months. Nonetheless, in the event that the Company experiences significant continued growth, the Company may need to finance such growth and any corresponding working capital needs with additional public and private offerings of its debt or equity. There can be no assurance as to the availability of such financing or, if available, the terms thereof.

                                    BUSINESS

GENERAL

     International Manufacturing Services, Inc. (the "Company") provides a broad range of integrated, advanced manufacturing services to electronics original equipment manufacturers in the computer peripherals, data communications, telecommunications and other segments of the electronics industry. The Company offers a full range of services, including product design, prototyping, printed circuit board assembly, final system assembly, materials procurement, inventory management, testing, packaging, distribution and depot repair. Major customers include Maxtor, Bay Networks, Asante, Polaroid and Symbios Logic. In addition, the Company has recently initiated significant customer relationships with Advanced Fibre Communications and Polycom.

INDUSTRY BACKGROUND

     Original equipment manufacturers in the electronics industry have become increasingly reliant upon independent providers of electronics manufacturing services to deliver an expanding range of manufacturing and related services. OEMs, which historically utilized the services of EMS providers primarily to obtain extra manufacturing capacity during periods of peak demand, have become aware of the longer term advantages of outsourcing, and view EMS providers as increasingly integral to their overall enterprise strategies. OEMs rely upon EMS providers for a broad range of manufacturing related services, including: product design; component selection and sourcing; procurement and inventory control; design for manufacturability; PCB assembly; system level assembly; test process design and implementation; packaging and shipment; distribution and order fulfillment; and warranty and repair. According to Technology Forecasters estimates, the worldwide market for electronics manufacturing services was $59 billion in 1996 and is expected to grow, at an annual rate of approximately 25% through the year 2001, to $178 billion.

     As OEMs seek to enhance their position in today's global marketplace, they are increasingly turning to EMS providers to access advanced design expertise, volume materials procurement and flexible, high volume manufacturing capabilities. Access to such outsourcing capabilities provides OEMs with a range of benefits, including: lower product cost; shorter new product introduction cycles; more rapid time to market and time to volume production; reduced working capital and capital expenditures; and more flexible response to design changes and fluctuations in the availability of materials. Outsourcing also allows OEMs to focus resources on their core competencies, such as research and development and sales and marketing.

     The EMS industry is highly fragmented, with a relatively small number of participants having revenues over $500 million. Certain EMS providers have sought through acquisitions to broaden the range of manufacturing capabilities they offer and to expand the scope of their manufacturing operations. In addition, certain OEMs have sold or spun-off their captive manufacturing operations. OEMs desire strategic relationships with EMS providers who deliver a broad range of high quality services in a timely and cost-effective manner. EMS providers can lower OEM direct manufacturing costs for both labor and materials, as well as their indirect costs, such as time to market and volume production, materials purchasing and handling, and flexibility to respond to market demands. Certain EMS providers can also lower costs by locating their operations in regions of the world, such as Asia, Latin America or Eastern Europe, that offer lower labor and infrastructure costs, advantageous tax treatment, and proximity to production facilities of manufacturers of electronic components and related materials.

     In view of the foregoing factors, the Company believes that in order to succeed, an EMS provider must offer a broad range of high quality manufacturing services, obtain significant economies of scale in component procurement, and manage multiple international facilities providing advanced manufacturing capabilities in lower cost countries.

STRATEGY

     The Company's objective is to strengthen its position as a leading provider of advanced, cost-effective, integrated electronics manufacturing services to OEMs in the electronics industry. To achieve this objective, the Company is pursuing the following strategies:

     Provide Advanced, Cost-Effective EMS Solutions. The Company strives to provide cost-effective, technologically advanced manufacturing solutions to OEMs' increasingly complex needs. By leveraging its historical expertise in the procurement of materials for, and the manufacturing of, computer peripherals, the Company is able to provide significant cost advantages to OEMs in a variety of industry sectors. The Company has located its materials procurement, technical support and regional administrative operations in Hong Kong, near low cost suppliers of electronic and system level components, and maintains volume manufacturing operations in Thailand and China to access low cost labor and overhead and to take advantage of certain local tax benefits. Further, as part of its strategy to provide advanced manufacturing services in low cost regions, the Company has equipped each of its manufacturing facilities with advanced manufacturing technologies and staffed each of its operations with highly skilled engineers and other professionals.

     Diversify Customer Base. The Company intends to diversify its revenue base by adding new customers in rapidly growing industry sectors, while expanding the range of manufacturing services that it provides to its existing customers. The Company seeks strategic relationships with major and emerging OEMs in industry sectors, such as data communications and telecommunications, that require the custom design and flexible manufacturing capabilities that the Company offers. Over the last two fiscal years, the Company has evolved from being a captive EMS provider to Maxtor to an independent EMS provider serving 15 additional OEM customers. These customers collectively represented approximately 56% of total revenues for the three months ended July 31, 1997.

     Provide a Broad Range of Manufacturing Services. The Company offers its customers a comprehensive EMS solution, with services that include: initial circuit board layout, product design and prototype production; materials sourcing and management; assembly of complex printed circuit boards, including backplanes, system level subassemblies and final products; system testing; packaging, distribution and fulfillment; and post production warranty and repair. In January 1997, the Company added advanced PCB design layout and prototype production capabilities by acquiring Pentagon Systems, a design and prototype production firm with over ten years experience serving Silicon Valley companies.

     Accelerate Customers' Time to Market and Time to Volume. The Company's expertise in design, materials management and manufacturing reduces its customers' time to market. The custom design center operates on a twenty-four hour-a-day basis to provide shorter design cycles. The Company's access to its customers' product information early in the design cycle and its volume procurement relationships with component suppliers enables the Company to establish the materials supply chain necessary to ensure volume availability of components for rapid transitions to volume production. As a result of its prior experience in manufacturing for the computer peripherals industry, the Company has also developed organizational disciplines to respond to rapid changes in volume production.

     Leverage International Manufacturing Capabilities. The Company applies its manufacturing experience, operational infrastructure in Asia, and design, prototype and manufacturing capabilities in the United States to provide cost-effective flexible EMS solutions to its customers. The Company's primary volume manufacturing operations, based in Asia, offer advanced capabilities and technologies which the Company believes have generally been available primarily in higher cost world regions. The Company's operations are also structured to integrate its international operations in order to provide its customers flexible service from multiple facilities. For example, to reduce overall costs, the Company may perform manufacturing services at one facility and complete system level assembly at another. The Company intends to continue to broaden its manufacturing and engineering expertise and capabilities by expanding its current facilities, by developing a manufacturing presence in other low cost geographic markets and by pursuing strategic acquisitions.

INTERNATIONAL MANUFACTURING CAPABILITY

     The Company has manufacturing facilities located in Thailand, China and the United States. During fiscal 1997, the Company transferred its Hong Kong manufacturing operations to a new manufacturing facility in China with 12 SMT lines and over 1,000 employees. The Company's Hong Kong operation now performs materials procurement for the Company's manufacturing operations, certain engineering and quality management functions as well as regional administrative functions. In fiscal 1997, the Company also expanded its manufacturing operations in Thailand by adding two SMT lines and approximately 52,000 square feet of manufacturing capacity. The Company's manufacturing facilities in Asia are registered to the quality requirements of the International Organization for Standardization (ISO 9002), and its California manufacturing facility is expected to receive ISO certification by the end of fiscal 1998. The Company believes that it has sufficient space within and adjacent to its current China and Thailand facilities to accommodate possible expansion needs in the foreseeable future.

     In January 1997, the Company further broadened the range of its manufacturing related services by acquiring the assets of Pentagon Systems, a design and prototype production company in San Jose, California with two prototype SMT lines. With its access to engineering resources in Karachi, Pakistan, the Company now offers twenty-four hour-a-day design services.

     Certain additional information as of July 31, 1997 about the Company's global facilities, all of which are leased under leases expiring within approximately one to fifteen years, is set forth below:

-----------------------------------------------------------------------------------------------------------
                         APPROXIMATE     YEAR                                              SMT   NUMBER OF
  LOCATION               SQUARE FEET   COMMENCED  SERVICES                                 LINES EMPLOYEES
-----------------------------------------------------------------------------------------------------------
 Changping, China           97,000       1996     Complex PCB assembly, systems level       12     1,049
                                                  assembly, backplane assembly
-----------------------------------------------------------------------------------------------------------
 Siracha, Thailand          93,000       1995     Complex PCB assembly, systems level       7      1,118
                                                  assembly
-----------------------------------------------------------------------------------------------------------
 Hong Kong                  80,000       1983     Engineering services, quality             --      149
                                                  management, materials procurement
                                                  management, regional administration
                                                  functions
-----------------------------------------------------------------------------------------------------------
 San Jose, California       20,000       1996     Full systems manufacturing, backplane     1        45
                                                  assembly, PCB assembly, program
                                                  management and corporate headquarters
-----------------------------------------------------------------------------------------------------------
 San Jose, California       14,000       1987*    Design, prototype and pre-production      2        51
                                                  services
-----------------------------------------------------------------------------------------------------------

    * The Company acquired this facility as part of its acquisition of Pentagon Systems in January 1997.

     The Company's operations are structured to provide its customers with competitive levels of service. The Company utilizes its electronic communications and access to a global freight infrastructure to integrate its marketing, design and prototype and manufacturing functions in the United States with its high volume manufacturing operations in Asia. The Company's success in developing new customers depends in part on its ability to convince OEMs that the advantages of the Company's principally Asia-based manufacturing operations outweigh any perceived inconvenience or uncertainty of overseas manufacturing. See "Risk Factors -- Risks of International Operations," and "-- Management of Growth and Expanded Operations."

SERVICES

     The Company offers a broad range of integrated advanced electronic manufacturing services to OEMs in the computer peripherals, data communications and telecommunications and other market segments.

     Custom Design Services. The Company's custom design services include initial PCB design, design for manufacturability and prototype production. The objective of these services is to improve product manufacturability, decrease time to market and reduce overall costs. The Company's design center located in San Jose, California, together with its access to engineering resources in Pakistan, offers twenty-four hour-a-day product design services. This center, acquired by the Company in connection with the Pentagon Systems acquisition, has over ten years of experience in assisting customers with initial circuit board design and has expertise in radio frequency products, PCBs with higher layer counts, and complex PCB assemblies where components require ball-grid array and/or fine pitch packaging.

     Materials Management. From its Hong Kong-based logistics center, the Company provides comprehensive materials management, including planning, purchasing, scheduling and other activities associated with the manufacturing process. The Company has extensive experience in materials management, particularly with product lines characterized by rapid volume ramps, schedule changes and short product life cycles. The Company generally orders components after it has a firm purchase order or formal authorization from the customer and uses real time inventory management tools and automated material tracking systems to achieve inventory accuracy and efficiency. The Company's materials management capabilities assist customers in reducing manufacturing costs and total cycle time. The Company's primary materials procurement function is located in Hong Kong near low cost suppliers of electronic components and box-build materials.

     Assembly and Manufacturing. The Company provides a broad range of electronics assembly and manufacturing services, including PCB assembly and the manufacture of both subsystems and complete products. The majority of such products incorporate complex, high density surface-mount assemblies. The PCB assembly activity primarily consists of the placement and attachment of electronic and mechanical components on printed circuit boards using both surface-mount and pin-through-hole technologies. The Company has recently added press fit technology to its existing capabilities for the manufacture of backplane assemblies. The Company is continually evaluating the advantages and feasibility of new manufacturing technologies and intends to continue to invest in new technologies to maintain its reputation for advanced manufacturing capabilities. The Company is also establishing a system of standardized processes, equipment and quality procedures to provide maximum flexibility, process consistency and interchangeability across multiple production lines and facilities.

     In addition, the Company performs box-build assembly of customer products. Such services can include procurement and assembly of sheet metal, plastics, cables, connectors, power supplies and other materials. Such completed products are then packaged and shipped by the Company to the customer or, in certain instances, directly to its distribution channel or end users. The Company's development of this box-build capability is intended to take advantage of the lower cost structures of its Asia-based operations and their proximity to manufacturers of electronics and box-build components.

     Testing Services. The Company provides a range of test capabilities, including development and implementation of test software and test fixtures for in-circuit testing, functional testing, system level testing, burn-in and environmental stress testing. The breadth of these capabilities is designed to ensure that the Company provides its customers with high quality products which reduce the need for OEMs to perform separate or repeat testing.

     Logistics Support and Distribution Services. The Company's logistics services include disk duplication (floppy/CD ROM), documentation duplication (manuals, warranty cards, etc.) and other customer packaging requirements. Products may be distributed directly to the customer, the customer's distribution center or directly to the end user. The Company also offers just-in-time delivery programs allowing shipments of PCB assemblies or subsystems to be coordinated with the customer's manufacturing process.

     Depot Repair Services. The Company's depot repair capability enables its customers to service products in different markets. These services include warranty and post-warranty repairs and field return failures.

     The markets for the products of the Company's customers are highly competitive. The Company believes that its future success will depend upon its ability to market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There can be no assurance that the Company will be successful in providing these services. See "Risk Factors."

CUSTOMERS, SALES AND MARKETING

     The Company's customers consist of OEMs in the computer peripherals, data communications and telecommunications and other sectors of the electronics industry. Over the last two fiscal years, the Company has evolved from being a captive EMS provider to Maxtor to an independent EMS provider serving 15 additional OEM customers. These customers collectively represented approximately 56% of total revenues for the three months ended July 31, 1997. For fiscal 1995, 1996 and 1997, and for the three months ended July 31, 1997, Maxtor accounted for approximately 92.0%, 83.1%, 48.6% and 44.1% of total revenues, respectively. For fiscal 1996 and 1997, and for the three months ended July 31, 1997, Bay Networks accounted for approximately 1.6%, 31.3% and 42.1% of the Company's total revenues, respectively. For fiscal 1996, Diamond Multimedia accounted for approximately 12.8% of total revenues.

     The following table presents information regarding certain key customers with which the Company is currently conducting business.

----------------------------------------------------------------------------------------------------------
INDUSTRY SEGMENT             CUSTOMER                                CUSTOMER END PRODUCT
----------------------------------------------------------------------------------------------------------
 Computer Peripherals and    Diamond Multimedia Systems, Inc.        Multimedia Graphics Cards
   Components                Maxtor Corporation                      Hard Disk Drives
                             Symbios Logic Inc.                      Scanner Controllers
----------------------------------------------------------------------------------------------------------
 Data Communications         Asante Technologies, Inc.               Networking Devices
                             Bay Networks, Inc.                      Networking Devices
                             Farallon Communications, Inc.           Networking Devices
----------------------------------------------------------------------------------------------------------
 Telecommunications          Advanced Fibre Communications, Inc.     Telecommunications Switching
                                                                       Equipment
                             Polycom, Inc.                           Telecommunications Conferencing
                                                                       Equipment
----------------------------------------------------------------------------------------------------------
 Industrial                  Polaroid Corporation                    Scanners
                             Semi Power Systems, Inc.                Motor Control Electronics
----------------------------------------------------------------------------------------------------------

     The Company has also provided product design or prototyping services to a number of customers, including National Semiconductor Corporation, S3 Incorporated, LSI Logic Corporation, Sony Corporation and 3Com Corporation.

     The Company sells its services to OEMs in the electronics industry worldwide through its sales and marketing staff and its senior executive management. As of July 31, 1997, the Company employed 42 persons in its sales, marketing and program management departments. Moreover, each member of the Company's executive staff is assigned responsibility for specific high-level relationships with both existing key customers and prospective accounts. In addition, the Company's sales and marketing staff works closely with two manufacturers' representatives in developing relationships with additional OEM customers and providing sales force coverage to the eastern and southwestern regions of the United States.

     Significant reductions in sales to any of the Company's principal customers, or the loss of any major customer, would have a material adverse effect on the Company. There can be no assurance that Maxtor and Bay Networks will continue to purchase services from the Company, at current levels, or at all, or that the Company will be successful in its strategy to diversify its customer base. These risks are accentuated because a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The Company is, therefore, dependent on the continued growth, viability and financial stability of its customers, which are in turn substantially dependent on the growth of the computer peripherals, data communications, telecommunications and other sectors of the electronics industry. The factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Customer Concentration; Dependence on Certain Industries."

BACKLOG

     The Company's backlog was $50.5 million at March 30, 1996, $53.6 million at April 30, 1997 and $88.5 million at July 31, 1997. Backlog consists of purchase orders and firm forecasts with delivery dates scheduled within the next six months. The Company believes that the EMS industry has been increasingly characterized by shorter lead times for customer orders and the implementation of just-in-time systems. For these reasons, and because of the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, the Company's backlog as of any particular date may not be a meaningful indicator of future financial results.

COMPETITION

     The electronics assembly and manufacturing industry is intensely competitive and consists of numerous local, national and international companies, a number of which have achieved substantial market share. The Company believes that the primary competitive factors in its targeted markets are cost, manufacturing technology, product quality, responsiveness and flexibility, the range of services provided and the location of facilities. To be competitive, the Company must provide technologically advanced manufacturing services, high product quality levels, flexible production schedules and reliable delivery of finished products on a timely and price competitive basis. Failure to satisfy any of the foregoing requirements could materially and adversely affect the Company's competitive position. The Company competes against numerous domestic and foreign manufacturers, including Flextronics International Ltd., Jabil Circuits, Inc., Sanmina Corporation, SCI Systems, Inc. and Solectron Corporation, as well as certain large Asia entities. The Company also faces indirect competition from the manufacturing operations of its current and prospective customers, which continually evaluate the merits of manufacturing products internally rather than using the services of EMS providers. Many of the Company's competitors have more geographically diversified international operations, as well as substantially greater manufacturing, financial, volume procurement, research and development and marketing resources than the Company. In recent years, the EMS industry has attracted new entrants, including large OEMs with excess manufacturing capacity, and many existing participants have substantially expanded their manufacturing capacity by expanding their facilities and adding new facilities through both internal expansion and acquisitions. In the event of a decrease in overall demand for EMS services, this increased capacity could result in substantial pricing pressures, which could have a material adverse effect on the Company's business, financial condition or operating results.

EMPLOYEES

     At July 31, 1997, the Company had 2,412 employees. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

     Recruitment of personnel in the EMS industry is highly competitive. The Company believes that its future success will depend, to a large extent, on its ability to attract and retain key employees. Although to date the Company has been successful in retaining key managerial employees the loss of services of certain of these key employees, particularly any of its executive officers, could have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information regarding the executive officers, directors and other key employees of the Company as of July 31, 1997:

                NAME                     AGE                        POSITION
-------------------------------------    ---     ----------------------------------------------
Executive Officers and Directors
  Robert G. Behlman..................    53      President, Chief Executive Officer and
                                                 Chairman of the Board of Directors
  Nathan Kawaye......................    44      Senior Vice President and Chief Financial
                                                 Officer
  Neo Kia Quek.......................    50      Senior Vice President, Manufacturing
                                                 Operations
  William J. Almon(1)................    64      Director
  Dixon R. Doll......................    54      Director
  John A. Downer(2)..................    39      Director
  Fredric W. Harman(1)...............    37      Director
  Mark Rossi(1)......................    41      Director
  J. Larry Smart(2)..................    50      Director
  Paul J. Tufano(2)..................    43      Director
Other Key Employees
  Anthony Pham.......................    37      Vice President, Sales and Customer Support
  Iris Grable........................    48      Vice President, Marketing and Business
                                                 Development
  Muder Kothari......................    43      Vice President, and General Manager, United
                                                 States Operations
  Gary M. Workman....................    51      Senior Vice President, Business Development

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Robert G. Behlman has been President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its formation in November 1994. From July 1994 to November 1994, Mr. Behlman served as a consultant to Maxtor, a manufacturer of hard disk drives. From September 1992 until May 1994, Mr. Behlman served as Vice President and Chief Operating Officer of Sanmina Corporation, an integrated electronics manufacturer. From August 1988 until September 1992, Mr. Behlman held senior management positions at SCI, a contract manufacturer of electronic components, including Vice President of Business Development (Western Region) from March 1991 to September 1992 and Vice President and General Manager (San Jose, California plant) from August 1988 to March 1991. Mr. Behlman received a B.S. in Industrial Engineering from California Polytechnic University, Pomona.

     Nathan Kawaye has served as Senior Vice President and Chief Financial Officer of the Company since August 1996. From November 1991 to July 1996, Mr. Kawaye held senior management positions at Maxtor, including Vice President and Chief Financial Officer. From 1989 to 1991, Mr. Kawaye was Vice President, Finance and Administration and Chief Financial Officer of Sigma Circuits, a manufacturer of printed circuit boards. Mr. Kawaye held various financial management positions including Vice President, Chief Financial Officer of Priam Corporation, a disk drive manufacturer, from 1983 to 1989 and held financial management positions at Intel Corporation from 1979 to 1983. Mr. Kawaye received a B.S. in Biochemistry from the University of California at Berkeley and a M.B.A. from the University of California at Los Angeles.

     Neo Kia Quek has served as Senior Vice President, Manufacturing Operations since the Company's inception in November 1994. From 1988 to November 1994, Mr. Quek held various management positions at SCI including Plant Manager and Vice President (Thailand). Previously, Mr. Quek was at Seagate Technology, Inc., a disk drive manufacturer, heading its worldwide repair center in Singpore, and held various management positions at General Electric Corporation (Singapore), including Managing Director. Mr. Quek received degrees from the Singapore Technical Teacher's College and the Singapore Institute of Management.

     William J. Almon has been a director of the Company since June 1996. He has served as Chairman of the Board of Directors and Chief Executive Officer of StorMedia Incorporated ("StorMedia"), a supplier of thin film disks for hard disk drives, since May 1994. Prior to joining StorMedia, Mr. Almon served as an independent consultant from February 1993 to May 1994. From 1988 to February 1993, Mr. Almon was President and Chief Operating Officer of Conner Peripherals, Inc., an independent disk drive manufacturer. Prior thereto, Mr. Almon served in various management capacities, including Vice President, Low End Storage Products, of IBM. Mr. Almon is also a director of Read-Rite Corporation, a supplier of thin film magnetic heads for disk drives, and Sigma Designs, Inc., a provider of multimedia imaging display systems. Mr. Almon received a B.S. in Electrical Engineering from the United States Military Academy, West Point.

     Dixon R. Doll has been a director of the Company since June 1996. He has served as Managing General Partner of Doll Capital Management, a venture capital investment firm, since June 1996. From September 1994 to June 1996, Mr. Doll was an independent venture capitalist. From 1985 to September 1994, Mr. Doll served as General Partner of Accel Partners, a venture capital investment firm. Mr. Doll has held various senior management positions at DMW Group LLC and predecessor entities, including Chairman of the Board of Directors and Chief Executive Officer, from 1973 to the present. Mr. Doll is also a director of Network Equipment Technologies, Inc., a manufacturer of multi-service communications products, Racotek, Inc., a supplier of mobile data communication software, and a number of private companies. Mr. Doll received a B.S. in Electrical Engineering from Kansas State University and a M.S.E. and Ph.D. from the University of Michigan.

     John A. Downer has been a director of the Company since June 1996. Since December 1996, Mr. Downer has served as Managing Director of Cornerstone Equity Investors, L.L.C. ("Cornerstone"), a venture capital firm and successor to Prudential Equity Investors, Inc. ("Prudential"). From 1989 to December 1996, Mr. Downer was a partner of various venture capital funds managed by Prudential. Mr. Downer is also a director of StorMedia. Mr. Downer received a B.A., M.B.A. and J.D. from Harvard University.

     Fredric W. Harman has been a director of the Company since June 1996. Mr. Harman has served as General Partner of Oak Investment Partners, a venture capital firm, since July 1994. From 1991 to July 1994, Mr. Harman was General Partner of Morgan Stanley Venture Capital, Inc., a venture capital firm. Mr. Harman is also a director of ILOG S.A., a provider of software components for computer graphics and resource optimization, and SPSS Inc., a developer of statistical software products. Mr. Harman received a B.S. and a M.S. in Electrical Engineering from Stanford University and a M.B.A. from Harvard University.

     Mark Rossi has been a director of the Company since 1996. Mr. Rossi has served as Senior Managing Director of Cornerstone since December 1996. From 1983 to 1996, Mr. Rossi was a partner of various venture capital funds managed by Prudential. Mr. Rossi is also a director of StorMedia. Mr. Rossi holds a B.A. from Saint Vincent College and a M.B.A. from Northwestern University.

     J. Larry Smart has been a director of the Company since June 1996. He has served as Chief Executive Officer and a director of Visioneer, Inc., a developer and marketer of intelligent paper input systems and image management software, since April 1997. From July 1995 to March 1997, Mr. Smart served as Chief Executive Officer, President and Chairman of the Board of Directors of Streamlogic Corporation (formerly Micropolis Corporation), a developer and marketer of data management solutions. From April 1994 to March 1995, Mr. Smart served as President and Chief Executive Officer of Maxtor, and from 1991 to February 1994, he was Chief Executive Officer and a director of Southwall Technologies, Inc., a manufacturer of commercial, thin-film materials. Mr. Smart is also a director of Western Micro Technology, Inc., a computer systems distributor. Mr. Smart received a B.S.I.M. from the Georgia Institute of Technology and a M.B.A. from Southern Methodist University.

     Paul J. Tufano has been a director of the Company since October 1996. Since August 1996, Mr. Tufano has served as Vice President, Finance and Chief Financial Officer of Maxtor. From 1979 to July 1996, Mr. Tufano held various management positions at IBM, including manager of worldwide logistics for IBM's Storage Systems Division from October 1995 to July 1996. Mr. Tufano holds a B.S. in Economics from St. John's University and a M.B.A. from Columbia University.

     Anthony Pham has been Vice President, Sales and Customer Support since the Company's formation in November 1994. From 1984 to November 1994, Mr. Pham served in management positions, including International Business Development Manager, at SCI. Mr. Pham received a B.S. in Computer Science from the California Sate University at Hayward.

     Iris Grable has been Vice President, Marketing and Business Development of the Company since its formation in November 1994. From November 1993 to November 1994 she served as Asian Sales Manager at AVEX Electronics Corporation, an EMS provider, and from May 1988 to November 1994, Ms. Grable served as Marketing Manager at SCI. Prior thereto, Ms. Grable held management positions at Micropolis Corporation and Pertec Peripheral Corporation, a computer peripherals manufacturer. Ms. Grable received a B.S. in Business Management from Pepperdine University.

     Muder Kothari has served as the Company's Vice President and General Manager, United States Operations since the Company acquired Pentagon Systems in January 1997. Mr. Kothari founded Pentagon Systems, and from its inception in December 1987 to December 1996 served as its President and Chief Executive Officer. From 1982 to 1987, Mr. Kothari held management positions at Ungermann-Bass, Inc., a network computer systems provider.

     Gary M. Workman joined the Company as Senior Vice President, Business Development in December 1996. From 1972 to November 1996, Mr. Workman held various management positions at Anixter International, Inc., a distributor of LAN and WAN solutions, including President of Anixter Asia/Pacific Division (Singapore) from 1992 to November 1996. Mr. Workman received a B.S. in Business and Marketing from Central Washington University.

BOARD OF DIRECTORS

     The Company's Board of Directors has eight members, including seven non-employee directors. Messrs. Behlman, Harman, Tufano, Downer and Rossi were elected directors pursuant to a stockholders agreement; the provisions providing for their appointments terminate upon effectiveness of this Offering, except as to Mr. Tufano. Maxtor is contractually entitled to appoint one director to the Company's Board of Directors until such time as the Maxtor Notes have been fully repaid and Maxtor holds fewer than 1,492,500 shares of Class A Common Stock.

     In July 1996, the Board of Directors formed a Compensation Committee and an Audit Committee. Prior thereto, decisions regarding the compensation of executive officers were made by the Board of Directors as a whole. The Compensation Committee, which currently consists of Messrs. Rossi, Harman and Almon, makes recommendations to the Board concerning the compensation for the Company's officers and administers the Company's 1996 Stock Option Plan, 1997 Stock Plan, 1997 Director Option Plan and 1997 Employee Stock Purchase Plan and 1997 Non-U.S. Employee Stock Purchase Plan. The Audit Committee, which currently consists of Messrs. Downer, Smart and Tufano, reviews the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders, and, as appropriate, initiates inquiries into aspects of the Company's internal accounting controls and financial affairs.

DIRECTOR COMPENSATION

     Directors receive no cash remuneration for serving on the Board of Directors but are reimbursed for reasonable out-of-pocket expenses they incur in attending board and committee meetings. Messrs. Almon, Doll and Smart each received options to purchase 37,500 shares of Class A Common Stock upon their initial elections, pursuant to the 1996 Stock Option Plan. Upon effectiveness of this Offering, directors who are employees of the Company will be eligible to receive stock options pursuant to the 1996 Stock Option Plan and 1997 Stock Plan; non-employee directors will receive stock options pursuant to the automatic option grant provisions of the 1997 Director Option Plan and will be eligible to receive stock options pursuant to the 1997 Stock Plan. Options to purchase 10,000 shares of Class A Common Stock will be automatically granted to each of the Company's non-employee directors contingent upon this Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Rossi, Harman and Almon. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising with respect to (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the director derived an improper personal benefit.

     The Company's certificate of incorporation further provides that the Company must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Company believes that indemnification under its certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. The Company's certificate of incorporation also permits the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

     The Company has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's certificate of incorporation. These agreements, among other things, require the Company to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company and to obtain directors and officers liability insurance, if available, on reasonable terms.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation paid by the Company during the fiscal year ended April 30, 1997 to the Company's Chief Executive Officer and each of the Company's other executive officers whose salary and bonus for such fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                        ANNUAL COMPENSATION              ------------
                                               --------------------------------------     SECURITIES
                                                                       OTHER ANNUAL       UNDERLYING
         NAME AND PRINCIPAL POSITION            SALARY      BONUS     COMPENSATION(1)      OPTIONS
---------------------------------------------  --------    -------    ---------------    ------------
Robert G. Behlman............................  $217,598    $57,000       $ 206,045(2)       825,000
  President, Chief Executive Officer and
  Chairman of the Board of Directors
Nathan Kawaye(3).............................   134,987     26,250              --          225,000
  Senior Vice President and Chief Financial
  Officer
Neo Kia Quek.................................   220,578     95,811              --          262,500
  Senior Vice President, Manufacturing
  Operations

---------------

(1) Excludes perquisites and other personal benefits which for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for such officer.

(2) Consists of a release by the Company of Mr. Behlman's payment obligations under a full recourse promissory note in connection with the purchase of 150,000 shares of the Company's Class A Common Stock and compensation in the amount of Mr. Behlman's tax liability associated therewith. See "Certain Transactions."

(3) Mr. Kawaye's employment with the Company commenced August 1, 1996. Accordingly, salary and bonus amounts reflect service for only that portion of the fiscal year in which Mr. Kawaye served as an employee of the Company.

STOCK OPTIONS

     The following table sets forth, as to the Named Executive Officers, information concerning stock options granted during the fiscal year ended April 30, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL REALIZABLE
                                             INDIVIDUAL GRANTS                            VALUE AT
                            ----------------------------------------------------   ASSUMED ANNUAL RATE OF
                            NUMBER OF      PERCENT OF                                    STOCK PRICE
                            SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                            UNDERLYING     GRANTED TO     EXERCISE                     OPTION TERM(5)
                             OPTIONS      EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------
                            GRANTED(1)   FISCAL YEAR(2)   SHARE(3)     DATE(4)        5%            10%
                            ----------   --------------   ---------   ----------   --------       --------
Robert G. Behlman.........    825,000         30.0%       $0.737463     06/12/06   $382,621       $969,643
Nathan Kawaye.............    225,000          8.2         0.737463     06/12/06    104,351        264,448
Neo Kia Quek..............    262,500          9.5         0.737463     06/12/06    121,743        308,523

---------------

(1) All options were granted on June 13, 1996 under the Company's 1996 Stock Option Plan, were vested as to 25% of the shares at the date of grant, and continue to vest at the rate of 1/16 of the remaining shares at the end of each quarterly anniversary thereafter, subject to continued service as an employee or consultant; provided that each quarterly vesting date shall be accelerated by the equivalent of one year upon consummation of this Offering. The term of each option is ten years.

(2) Based upon options to purchase an aggregate of 2,752,500 shares of Class A Common Stock that were granted to employees, including the Named Executive Officers, during the fiscal year ended April 30, 1997 (excluding options to purchase 36,750 shares of Class A Common Stock which were granted to employees and subsequently canceled during the fiscal year ended April 30,
    1997).

(3) The exercise price per share of each option was equal to the fair market value of the underlying Class A Common Stock on the date of grant as determined by the Board of Directors.

(4) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon the death of the optionee.

(5) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holder's continued employment through the vesting period.

     On September 15, 1997, the Compensation Committee of the Board of Directors approved, contingent upon this Offering, the grant of options to purchase at the public offering price 195,000 shares and 195,000 shares of Class A Common Stock, to Messrs. Kawaye and Quek, respectively, under the 1997 Stock Plan.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning option exercises and unexercised options for the fiscal year ended April 30, 1997 with respect to each of the Named Executive Officers.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   SHARES                 OPTIONS AT FISCAL YEAR END        FISCAL YEAR END(1)
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
             NAME                 EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Robert G. Behlman..............    --              --       322,266        502,734       $ 406,872      $ 634,720
Nathan Kawaye..................    --              --        87,891        137,109       $ 110,966      $ 173,105
Neo Kia Quek...................    --              --       102,539        159,961       $ 129,459      $ 201,957

---------------

(1) Calculated by determining the difference between the fair market value of the Common Stock as of the fiscal year ended April 30, 1997 ($2.00) and the per share exercise price of the options ($0.737463).

COMPENSATION PLANS

  1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted in June 1996. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1996 Plan may be administered by the Board of Directors or a committee of the Board of Directors (the "Administrator") in a manner that complies with Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Administrator has discretion, within the limits of the 1996 Plan, to select the optionees, determine the number of shares to be subject to each option and determine the exercise price of each option. The 1996 Plan authorizes the issuance of up to 3,352,500 shares of Class A Common Stock. As of July 31, 1997, 37,500 shares had been issued pursuant to the 1996 Plan, options to purchase 2,895,000 shares were outstanding, and 420,000 shares remained available for future grants. The exercise price of incentive stock options granted under the 1996 Plan must be at least equal to the fair market value per share of the Class A Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1996 Plan is determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation, or the sale of all or substantially of the assets of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the options, the optionee will have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided no such action may impair the rights of any optionholder without the written consent of such holder.

  1997 Stock Plan

     The Company's 1997 Stock Plan (the "1997 Plan") was adopted in August 1997 and will become effective upon the closing of this Offering. The 1997 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants of the Company. As with the 1996 Plan, the 1997 Plan is administered by the Board of Directors or a committee of the Board of Directors, which selects the optionees, determines the number of shares subject to each option or right and determines the exercise price of each option or right. The 1997 Plan authorizes the issuance of up to 1,750,000 shares of Class A Common Stock. The exercise price of incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the Class A Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1997 Plan is determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date, and the maximum term of an incentive stock option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years. No person may receive an option for more than 250,000 shares in any one fiscal year, except that an employee may receive an option for up to 500,000 shares in the year such employee is hired by the Company.

     In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the 1997 Plan requires that each outstanding option or right be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the options or rights, the holder of such options or rights will have the right to exercise the options or rights as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1997 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1997 Plan, provided no such action may impair the rights of the holder of any outstanding options or rights without the written consent of such holder.

  1997 Director Option Plan

     The Company's 1997 Director Option Plan (the "Director Plan") was adopted in August 1997 and will become effective upon the closing of this Offering. A total of 225,000 shares of Common Stock has been reserved for issuance under the Director Plan. The Director Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company (the "Outside Directors"). The grants are made pursuant to an automatic, nondiscretionary grant mechanism. The Director Plan provides that each Outside Director is granted a nonstatutory stock option to purchase 25,000 shares of Common Stock on the date upon which such person first becomes an Outside Director (the "First Option"). Thereafter, each Outside Director is automatically granted an option to purchase 10,000 shares of Common Stock on the date such Outside Director is reelected to the Board of Directors by the Company's stockholders at the Company's annual meeting of stockholders (a "Subsequent Option"), if, on such date, such Outside Director has served on the Company's Board of Directors for at least six months. Outside Directors on the effective date of the Company's this Offering will receive nonstatutory stock option for 10,000 shares of Class A Common Stock (the "IPO Option"). The Director Plan provides that the First Option, the IPO Option and all Subsequent Options become exercisable as to 25% of the shares subject to the option one year after the grant date and as to 1/48 of the shares subject to the option for each month thereafter. The exercise price per share of all options granted under the Director Plan is equal to the fair market value of a share of the Company's Common Stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, but terminate earlier upon termination of an Outside Director's status as a director. In the event of the merger or sale of substantially all of the assets of the Company, all outstanding options must be assumed or substituted by the successor corporation, or if they are not assumed or substituted for, they become fully vested and exercisable. If the options are assumed or substituted for, they also will become fully exercisable if the director is terminated other than upon voluntary termination. Until terminated earlier, the Director Plan has a term of ten years.

  1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in August 1997 and will become effective upon the closing of this Offering. A total of 250,000 shares of Class A Common Stock less any shares issued under the 1997 Non-U.S. Employee Stock Purchase Plan has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will have successive six month offering periods, with the first offering period commencing on the date of the closing of this Offering and ending on the last business day in the period ending May 31, 1998. Employees are eligible to participate if they are regularly employed by the Company for at least twenty hours per week and more than five months in any calendar year.

     The Purchase Plan permits eligible employees to purchase Class A Common Stock through payroll deductions, which may not exceed 15% during the first offering period, and 10% thereafter, of an employee's base compensation, including commissions, but exclusive of bonuses and overtime, at a price equal to 85% of the fair market value of the Class A Common Stock at either the beginning or the end of each six month offering period, whichever is lower. In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date will be set for each option under the plan, which exercise date must occur before the date of the merger or asset sale. Unless terminated sooner, the Purchase Plan will terminate ten years after its effective date. The Board of Directors has authority to amend or terminate the Purchase Plan, provided no such action may adversely affect the rights of any participant.

  1997 Non-U.S. Employee Stock Purchase Plan

     The Company's 1997 Non-U.S. Employee Stock Purchase Plan (the "Non-U.S. Purchase Plan") was adopted in August 1997 and will become effective upon the closing of this Offering. A total of 250,000 shares of Class A Common Stock less any shares issued under the Purchase Plan has been reserved for issuance under the Non-U.S. Purchase Plan. The Non-U.S. Purchase Plan has the same terms as the Purchase Plan except that the Non-U.S. Purchase Plan is not qualified under
Section 423 of the Code and the Board of Directors may vary the terms of the Non-U.S. Purchase Plan to conform to applicable local law.

  Management Incentive Plan

     The Company has adopted a Management Incentive Plan designed to reward management and key employees for achieving certain financial performance objectives determined by the Board of Directors on an annual basis. Quarterly payouts are set as a percentage of base compensation, subject to certain holdbacks for officers of the Company.

                              CERTAIN TRANSACTIONS

     Prior to June 1996, the Company's business was operated through certain wholly-owned subsidiaries of Maxtor Corporation. In June 1996, the Company effected a series of related transactions, whereby these subsidiaries were consolidated as subsidiaries of the Company, and the Company was recapitalized as an independent entity. To effect such a consolidation, Maxtor first contributed to the Company all outstanding stock of IMS International Manufacturing Services Limited, an exempted company incorporated in the Cayman Islands; IMS International Manufacturing Services (Thailand) Limited, a company organized under the laws of Thailand; and IMS International Manufacturing Services (Hong Kong) Limited, a company organized under the laws of Hong Kong.

     The Company then raised $25.0 million through the issuance of (a) 3,390,000 shares of Common Stock at a per share purchase price of $0.74, (b) 6,000,000 shares of Preferred Stock at a per share purchase price of $1.67, which shares are convertible into 6,000,000 shares of Common Stock and (c) subordinated promissory notes in the aggregate principal amount of $12.5 million. These securities were issued to a number of new investors, including Prudential Private Equity Investors III, L.P., Oak Investment Partners VI, L.P. and Oak Affiliates Fund L.P., Brinson Venture Capital Fund III, L.P. and Brinson Trust Company, Doll Technology Investment Fund, and certain other investors, including directors William J. Almon and J. Larry Smart. John A. Downer and Mark Rossi, also directors of the Company, are a Managing Director and a Senior Managing Director, respectively, of Cornerstone Equity Investors, L.L.C., which serves as the investment advisor for Prudential Equity Investors, Inc., the general partner of Prudential Private Equity Investors III, L.P. Fredric W. Harman, another director of the Company, is a General Partner of Oak Investment Partners, which manages Oak Investment Partners VI, L.P. and Oak Affiliates Fund L.P. Dixon R. Doll, another director of the Company, is the Managing Director of Doll Technology Investment Management LLC, which is the General Partner of Doll Technology Investment Fund. The Company also obtained a revolving credit facility of $32.0 million.

     The following table sets forth the aggregate number of shares of Common Stock, Preferred Stock and subordinated notes received by each of the principal parties in connection with the Recapitalization and the amount of consideration contributed therefor.

                                                        AGGREGATE                  AGGREGATE      PRINCIPAL
                                           NUMBER OF     PURCHASE     NUMBER OF     PURCHASE      AMOUNT OF
                                           SHARES OF    PRICE FOR     SHARES OF    PRICE FOR     SUBORDINATED       TOTAL
                                            COMMON        COMMON      PREFERRED    PREFERRED        NOTES         PURCHASE
                                             STOCK        STOCK       STOCK(1)       STOCK        PURCHASED         PRICE
                                           ---------    ----------    ---------    ----------    ------------    -----------
Prudential Private Equity
  Investors III, L.P....................   1,637,370    $1,207,500    2,898,000    $4,830,000     $6,037,500     $12,075,000
Entities Associated with Oak Investment
  Partners..............................   1,356,000     1,000,000    2,400,000     4,000,000      5,000,000      10,000,000
Entities Associated with Brinson
  Partners, Inc.........................    277,980        205,000     492,000        820,000      1,025,000       2,050,000
Doll Technology Investment Fund.........     71,400         25,000      60,000        100,000        125,000         250,000
William J. Almon........................     33,900         25,000      60,000        100,000        125,000         250,000
J. Larry Smart..........................     13,560         10,000      24,000         40,000         50,000         100,000

---------------

(1) Of the Preferred Stock issued to Prudential Private Equity Investors III, L.P., 388,575 shares were issued as Series A Preferred Stock, and 2,509,425 shares were issued as Series B Preferred Stock. The Preferred Stock issued to all other persons was issued as Series A Preferred Stock.

     In connection with the above transactions, the Company redeemed from Maxtor shares of Common Stock representing approximately 76.5% of the Company's then outstanding capital stock in exchange for $25.0 million in cash, three senior subordinated notes from the Company in the aggregate principal amount of $20.0 million, and a warrant to purchase 300,000 shares of Common Stock at an exercise price of $6.67 per share. For accounting purposes, the redemption of Maxtor's share ownership was treated as a recapitalization and, accordingly, no change in the accounting basis of the Company's assets was made. See Note 1 of Notes to Consolidated Financial Statements.

     In June 1996, Robert G. Behlman, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, purchased 75,000 shares of Class A Common Stock for an aggregate purchase price of

$55,310 paid in cash, and an additional 150,000 shares of Class A Common Stock for an aggregate purchase price of approximately $110,619 paid by means of a full recourse promissory note in favor of the Company. This note was forgiven on July 26, 1996 in recognition of Mr. Behlman's contribution to the successful completion of the Recapitalization and Mr. Behlman's tax liability associated therewith was paid by the Company as compensation.

     The following summarizes the number of shares of Class A Common Stock purchased on June 13, 1996 by Named Executive Officers, and the number of shares of Class A Common Stock subject to options granted to each officer and director:
Robert G. Behlman purchased 225,000 shares of Common Stock (as set forth above) and was granted stock options to purchase 825,000 shares; Nathan Kawaye purchased 75,000 shares of Common Stock and was granted stock options to purchase 225,000 shares; Neo Kia Quek purchased 75,000 shares of Common Stock and was granted stock options to purchase 262,500 shares; William J. Almon was granted stock options to purchase 37,500 shares; Dixon R. Doll was granted options to purchase 37,500 shares of Class A Common Stock (which options were subsequently exercised and the resulting shares subjected to a similar vesting schedule with respect to a repurchase right in favor of the Company); and J. Larry Smart was granted stock options to purchase 37,500 shares. These options and restricted stock were granted under the 1996 Stock Option Plan, were vested as to 25% of the shares at the date of grant and continue to vest at the rate of 1/16 of the remaining shares at the end of each quarterly anniversary thereafter, subject to continued service to the Company, provided that each quarterly vesting date shall be accelerated by the equivalent of one year upon consummation of this Offering.

     In June 1996 in connection with the Recapitalization, the Company entered into a Manufacturing Services Agreement (the "Manufacturing Agreement") with Maxtor. Pursuant to the Manufacturing Agreement, the Company has agreed for a three year term to provide certain products and manufacturing services to Maxtor at specified prices per unit. In addition, Maxtor has agreed, subject to certain conditions, to place purchase orders for the Company's manufacture of such products in accordance with certain minimum quarterly volume commitments. The terms of the Manufacturing Agreement also allow Maxtor to consign to the Company, from time to time and at its sole discretion, certain component parts, equipment and other materials for the Company's use in assembling and testing products it manufactures under the Manufacturing Agreement. Maxtor has agreed to indemnify the Company, subject to certain limitations and conditions, for any and all claims and expenses relating to (i) Maxtor's negligence or intentional misconduct in its distribution, sale or use of any product manufactured by the Company pursuant to the Manufacturing Agreement and (ii) allegations of infringement or misappropriation of the intellectual property rights of any third party arising out of the use of a Maxtor design.

     Mr. Behlman is engaged as the Company's President and Chief Executive Officer under an at-will employment agreement dated as of October 16, 1994.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of July 31, 1997 and as adjusted to reflect the sale of Common Stock offered hereby for (i) each person who is known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. Except as indicated in the table above or the footnotes thereto and pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite such stockholder's name, and the address of each 5% stockholder is c/o International Manufacturing Services, Inc., 2071 Concourse Drive, San Jose, California 95131.

                                                               NUMBER OF SHARES       BEFORE     AFTER
                     NAME AND ADDRESS                        BENEFICIALLY OWNED(1)   OFFERING   OFFERING
-----------------------------------------------------------  ---------------------   --------   --------
Prudential Private Equity Investors III, L.P.(2)...........         4,535,370          34.0%      24.7%
John A. Downer(3)
Mark Rossi(3)
  717 Fifth Avenue, 11th Floor
  New York, New York 10022
Entities associated with Oak Investment Partners VI,
  L.P.(4)..................................................         3,756,000          28.2%      20.5%
Fredric W. Harman(3)(4)
  525 University Avenue, Suite 1300
  Palo Alto, California 94031
Maxtor Corporation.........................................         2,985,000          22.4%      16.3%
Paul Tufano(3)(5)
  510 Cottonwood Drive
  Milpitas, California 95035
Entities associated with Brinson Partners, Inc.(6).........           769,980           5.8%       4.2%
  209 LaSalle Street, Suite 114
  Chicago, Illinois 60604
Robert G. Behlman(3)(7)....................................           779,297           5.6%       4.1%
N. K. Quek(8)..............................................           251,367           1.9%       1.4%
Nathan Kawaye(9)...........................................           226,172           1.7%       1.2%
Doll Technology Investment Fund(10)........................           131,400           1.0%         *
Dixon R. Doll(3)
J. Larry Smart(3)(11)......................................            62,755             *          *
William J. Almon(3)(12)....................................            25,195             *          *

All executive officers and directors as a group (14
  persons)(13).............................................        14,097,531          97.1%      72.3%

---------------

  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

 (2) Includes 2,509,425 shares of the Company's Class B Common Stock. Messrs. Downer and Rossi, directors of the Company, are Managing Director and Senior Managing Director, respectively, of Cornerstone Equity Investors, L.L.C. ("Cornerstone"), which acts as the investment advisor to Prudential Private Equity Investors III, L.P. ("PPEI") pursuant to an Investment Advisory Agreement (the "Investment Advisory Agreement) dated as of July 19, 1996. The Investment Advisory Agreement gives Cornerstone the authority to direct the voting and disposition of the Common Stock owned by Prudential. Prudential and The Prudential Insurance Company of America may restrict or terminate such authority at any time. As a result of the authority granted pursuant to the Investment Advisory Agreement, Cornerstone may be deemed to be a beneficial owner of any shares of Common Stock held by PPEI. Each of Messrs. Downer and Rossi disclaims any beneficial ownership of the shares held by PPEI, except to the extent of his proportionate partnership interest therein.

 (3) The named person is a director of the Company.

 (4) Includes 3,670,364 shares held by Oak Investment Partners VI, L.P. and 85,637 shares held by Oak VI Affiliates Fund, L.P. Mr. Harman disclaims any beneficial ownership of the shares held by Oak Investment Partners VI, L.P. and Oak VI Affiliates Fund, L.P., except to the extent of his pecuniary interests in the respective entities.

 (5) Mr. Tufano disclaims any beneficial ownership of the shares held by Maxtor Corporation, except to the extent of his pecuniary interest therein.

 (6) Includes 662,015 shares held by Brinson Venture Capital Fund III, L.P. and 107,966 shares held by Brinson Trust Company, as Trustee of the Brinson MAP Venture Capital Fund III.

 (7) Includes 554,297 shares issuable pursuant to stock options which may be exercised within 60 days.

 (8) Includes 176,367 shares issuable pursuant to stock options which may be exercised within 60 days.

 (9) Includes 151,172 shares issuable pursuant to stock options which may be exercised within 60 days.

(10) Includes (i) 93,900 shares held by Doll Technology Investment Fund and (ii) 37,500 shares held personally by Mr. Doll which are subject to a repurchase right in favor of the Company upon cessation of Mr. Doll's service to the Company. Mr. Doll is the Managing Member of Doll Technology Investment Management LLC, the general partner of Doll Technology Investment Fund. Mr. Doll disclaims any beneficial ownership of the shares held by Doll Technology Investment Fund, except to the extent of his pecuniary interest therein.

(11) Includes 25,195 shares issuable pursuant to stock options which may be exercised within 60 days and includes 24,000 shares held by the J. Larry Smart and Cheryl L. Smart Trust.

(12) Includes 25,195 shares issuable pursuant to stock options which may be exercised within 60 days. Excludes 60,000 shares transferred by Mr. Almon to the William J. Almon, Jr. Irrevocable Trust in November 1996, and an aggregate of 33,900 shares transferred by Mr. Almon to family members in December 1996, all shares of which Mr. Almon disclaims beneficial ownership.

(13) Includes 1,183,680 shares issuable pursuant to stock options which may be exercised within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company upon the closing of the sale of the shares offered hereby will consist of 75,000,000 shares of Class A Common Stock, $0.001 par value, 25,000,000 shares of Class B Common Stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.

  Class A Common Stock

     The holders of Class A Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors and paid out of funds legally available therefor, subject to the simultaneous payment of dividends to the holders of Class B Common Stock. See "Class B Common Stock" below. Holders of shares of Class A Common Stock are entitled to one vote per share upon all matters upon which stockholders have the right to vote. Cumulative voting of shares is not permitted. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to receive and share ratably, along with the holders of Class B Common Stock, in all assets remaining available for distribution to stockholders, after payment of any preferential amounts to which the holders of preferred stock may be entitled. The Class A Common Stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of Class A Common Stock held by Prudential Private Equity Investors III, L.P. ("PPEI"), Prudential Insurance Company of America or any of its affiliates may be converted at the option of the holder thereof into an equal number of fully paid and non-assessable shares of Class B Common Stock. Shares of Class A Common Stock held by all other persons are not convertible. All outstanding shares of Class A Common Stock are, and the Class A Common Stock to be issued in this Offering will be, validly issued, fully paid and nonassessable.

  Class B Common Stock

     The holders of Class B Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors and paid out of funds legally available therefor. Such dividends shall be equal to dividends declared on Class A Common Stock; provided, however, that in the event that the holders of Class A Common Stock receive a dividend payable in shares of Class A Common Stock, the holders of Class B Common Stock are entitled to receive a proportionate number of shares of Class B Common Stock. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive and share ratably, along with the holders of Class A Common Stock, in all assets remaining available for distribution to stockholders, after payment of any preferential amounts to which the holders of preferred stock may be entitled. The Class B Common Stock has no preemptive rights and is not redeemable or assessable, or entitled to the benefits of any sinking fund. All outstanding shares of Class B Common Stock are validly issued, fully paid and nonassessable.

     Holders of Class B Common Stock have no rights to vote except upon the occurrence of a Voting Event (as defined in the Company's certificate of incorporation) and then vote as a single class with the Class A Common Stock, or as expressly provided by law. Each share of Class B Common Stock shall have a number of votes equal to the number of shares of Class A Common Stock into which it is then convertible, which, as of the date of this Prospectus, was one for one. The Voting Events include, without limitation, (i) an amendment to the Company's certificate of incorporation, (ii) the liquidation, dissolution, winding-up or bankruptcy of the Company or reclassification of its capital stock and (iii) the consolidation, merger or other business combination of the Company or its subsidiaries, requiring submission for approval to the stockholders of the Company, or the sale of all or substantially all of its assets.

     Holders of Class B Common Stock have the right to convert any such shares to Class A Common Stock upon the occurrence of a Conversion Event (as defined in the Company's certificate of incorporation), subject to certain restrictions. Conversion Events with respect to shares of Class B Common Stock include, without limitation, (i) sale of substantially all of the Company's assets or any acquisition of the Company by means of a merger or stock acquisition, (ii) the incurrence of two consecutive quarterly net losses from operations by the Company, (iii) the transfer of such shares of Class B Common Stock to an unaffiliated party by the holder, (iv) the resignation or replacement during any twelve-month period of more than 30% of the Company's directors, (v) receipt by PPEI of notice of default or event of default by the Company or any of its subsidiaries on any indebtedness for borrowed money as to which the Class B stockholder is not a holder, (vi) the transfer of shares of Class B Common Stock by PPEI or any of its affiliates to a party not affiliated with PPEI or any of its affiliates and (vi) if, after giving effect to the conversion of such shares of Class B Common Stock, PPEI and its affiliates would not collectively hold the greater of (x) an amount equal to 4.9% of the aggregate amount of voting capital stock of the Company then outstanding and (y) the lesser of (1) one share less than the aggregate amount of voting capital stock of the Company held by a single other stockholder not affiliated with PPEI or its affiliates and (2) an amount equal to 19.9% of the aggregate amount of voting capital stock of the Company then outstanding. PPEI is the only holder of Class B Common Stock as of the date of this Prospectus, and intends to periodically convert shares of Class B Common Stock into Class A Common Stock in order to maintain ownership of 19.9% of the outstanding voting stock.

  Preferred Stock

     The Board of Directors of the Company is authorized, without further stockholder action, to authorize and issue any of the 10,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of such shares of the preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of Common Stock by restricting dividends on, diluting the power of, impairing the liquidation rights of Common Stock, or delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any preferred stock.

WARRANT

     In connection with the Recapitalization, on June 13, 1996, the Company issued to Maxtor a warrant to purchase 300,000 shares of Class A Common Stock at an exercise price (the "Exercise Price"), subject to certain adjustments, of $6.67 per share (the "Maxtor Warrant"). Maxtor may exercise the Maxtor Warrant on or after June 13, 1998, by means of (i) a cash payment in an amount equal to the Exercise Price or (ii) in the event the Common Stock is publicly traded, a net issue exercise whereby Maxtor would receive shares equal to the value of the Maxtor Warrant, as calculated pursuant to the terms set forth therein. The Maxtor Warrant expires upon the earlier to occur of (x) June 12, 2006 and (y) such time as the Maxtor Notes issued in connection with the Recapitalization shall have been fully paid by the Company, if the final payment has been made prior to June 13, 1998. Full payment of the Maxtor Notes is expected to occur upon completion of this Offering.

REGISTRATION RIGHTS

     Under the terms of the Stockholders Agreement dated as of June 13, 1996 and Amendment No. 1 to Stockholders Agreement dated as of December 24, 1996, each among the Company and certain holders of its securities (collectively, the "Rights Agreements"), following the closing of this Offering, the holders of 13,327,500 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the Rights Agreements, if the Company proposes to register any of its Common Stock under the Securities Act, certain holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein; provided, among other conditions, that the underwriters have certain rights to limit the number of shares included in any such registration. Beginning six months after the closing of the Offering, (i) Maxtor and (ii) the holders of at least fifty percent (50%) of the Registrable Securities (other than Maxtor), have the right to require the Company, on not more than two and four occasions, respectively, to file a registration statement under the Securities Act in order to register all or any part of their Registrable Securities, subject to certain conditions and limitations. The Company may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. See "Shares Eligible for Future Sale."

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Certificate of Incorporation and Bylaws

     Certain provisions of the Company's certificate of incorporation and bylaws are designed to enhance the likelihood of continuity and stability in the Company's Board of Directors and in the policies formulated thereby. Accordingly, such provisions may have the effect of preventing, discouraging or delaying any potential acquisition proposals or changes in the control of the Company and of preventing changes in the management of the Company.

  Effect of Delaware Anti-Takeover Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Class A Common Stock is The First National Bank of Boston.

LISTING

     The Company has applied to list its Class A Common Stock on the Nasdaq National Market under the trading symbol IMSX.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 18,327,500 shares of Common Stock outstanding. Of these shares, the 5,000,000 shares sold in this Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Approximately 14,327,211 additional shares (including 1,509,711 shares issuable upon exercise of outstanding options) will be available for sale in the public market following the expiration of the 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

       DAYS AFTER DATE                SHARES
      OF THIS PROSPECTUS        ELIGIBLE FOR SALE                        COMMENT
------------------------------  ------------------   -----------------------------------------------
Upon Effectiveness............       5,000,000       Freely tradeable shares sold in Offering and
                                                     shares saleable under Rule 144 that are not
                                                     subject to 180 day lockup
180 days......................      14,327,211       Lockup released; shares saleable under 144(k)
                                                     or 701
Thereafter....................         510,000       Restricted securities held for one year or less

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 18,327,500 shares immediately after this Offering) or (ii) the average weekly trading volume of Class A Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Class A Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that a significant public market for the Class A Common Stock will develop or be sustained after this Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Class A Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Montgomery Securities for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the 1996 Plan, the 1997 Plan, the Director Plan, the Purchase Plan and the Non-U.S. Purchase Plan.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register certain shares of Common Stock subject to outstanding options or reserved for issuance under the 1996 Plan, the 1997 Plan, the Director Plan, the Purchase Plan and the Non-U.S. Purchase Plan within 90 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of July 31, 1997, the holders of options exercisable into approximately 1,509,711 shares of Class A Common Stock will be eligible to sell their shares in reliance upon Rule 701 or pursuant to the Form S-8 upon the expiration of the 180-day Lockup Period.

     In addition, after this Offering, the holders of 13,327,500 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING


     The underwriters named below (the "Underwriters"), represented by Montgomery Securities, BT Alex. Brown Incorporated and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Class A Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain terms and conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.



                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ---------
        Montgomery Securities.............................................
        BT Alex. Brown Incorporated.......................................
        UBS Securities LLC................................................

                                                                              -------
                  Total...................................................  5,000,000
                                                                              =======


     The Representatives have advised the Company that the Underwriters propose to initially offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $          per share, and the Underwriters may
allow, and any such dealers may reallow, a concession of not more than
$          per share to certain other dealers. After the initial public offering, the price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted to the Underwriters an over-allotment option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 750,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the same price per share as the initial 5,000,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise this option only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments to the Underwriters may be required to make in respect thereof.

     Each director and officer of the Company and certain of other holders of Common Stock prior to this Offering have agreed not to sell, offer to sell, or otherwise dispose of any rights with respect to any shares of Common Stock, any options or warrants to purchase Common Stock, or any securities convertible or exchangeable for Common Stock, owned directly by such holders or with respect to which they have power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. In addition, the Company has agreed not to sell, offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any rights to acquire Common Stock, other than pursuant to the 1996 Plan, the 1997 Plan, the Director Plan, the Purchase Plan and the Non-U.S. Purchase Plan, upon exercise of outstanding options and warrants, for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See "Shares Eligible for Future Sale."

     During and after the Offering, the Underwriters may purchase and sell Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Representatives also may impose penalty bids, whereby selling concessions allowed to an Underwriter or a syndicate member in respect of the Common Stock originally sold in the Offering by such Underwriter or syndicate member may be reclaimed if such securities are repurchased by the Representatives in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Class A Common Stock to accounts over which they exercise discretionary authority.

     Montgomery Associates 1992, L.P. ("Montgomery Associates"), an affiliate of Montgomery Securities, purchased 46,950 shares of Class A Common Stock and received a $62,500 principal amount 12% junior subordinated note in connection with the Recapitalization.

     Prior to the Offering, there has been no public market for the Class A Common Stock of the Company. Consequently, the initial public offering price has been determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the present state of the Company's development, the prospects for future earnings of the Company, the prevailing market conditions at the time of the Offering, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, and other factors deemed relevant. See "Risk Factors -- No Prior Market for Common Stock; Possible Volatility of Stock Price" and "-- Dilution."

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSG&R"), Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation ("HRNCF&R"), San Francisco, California. Jeffrey D. Saper, a member of WSG&R, is Secretary of the Company. Upon consummation of this Offering, Mr. Saper will beneficially own 23,945 shares of Class A Common Stock and a $31,875 principal amount 12% junior subordinated note, and certain members of WSG&R, and investment partnerships of which such persons are partners, will beneficially own 23,006 shares of Class A Common Stock and $30,625 principal amount 12% junior subordinated notes. Also upon consummation of this Offering, a director of HRNCF&R will beneficially own 9,390 shares of Class A Common Stock and a $12,500 principal amount 12% junior subordinated note.

                                    EXPERTS

     The consolidated financial statements of the Company as of April 30, 1997 and for the year then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of the Company as of March 31, 1996 and for the two years in the period then ended, included in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                             CHANGE OF ACCOUNTANTS

     In March 1996, Price Waterhouse LLP was engaged as the Company's independent accountants effective fiscal 1997. Ernst & Young LLP as independent auditors of Maxtor performed the role of the Company's independent auditors through fiscal 1996. Prior to March 1996, the Company had not consulted with Price Waterhouse LLP on items which included the Company's accounting principles or the form of audit report to be issued on the Company's financial statements.

     The reports of Ernst & Young LLP on the financial statements of the registrant for the two years ended March 31, 1996 and March 31, 1995 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

     In connection with the audits by Ernst & Young LLP of the two fiscal years of the registrant ended March 31, 1996 and March 31, 1995, there were no disagreements between the registrant and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference to the matter in their report. Ernst & Young LLP has not been associated with any financial statements of the registrant subsequent to March 31, 1996.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Report of Independent Auditors........................................................   F-3
Consolidated Balance Sheets...........................................................   F-4
Consolidated Statements of Operations.................................................   F-5
Consolidated Statements of Stockholders' Equity (Deficit).............................   F-6
Consolidated Statements of Cash Flows.................................................   F-7
Notes to Consolidated Financial Statements............................................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International Manufacturing Services, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of International Manufacturing Services, Inc. and its subsidiaries at April 30, 1997, and the results of their operations and their cash flows for the year then ended and for the one month period ended April 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
July 3, 1997, except for Note 14
which is as of September 16, 1997

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheet of International Manufacturing Services, Inc. as of March 31, 1996 (formerly the combined balance sheet of Maxtor (Hong Kong) Limited, International Manufacturing Services (Delaware), Inc., International Manufacturing Services (Cayman Islands), Limited, and International Manufacturing Services (Thailand) each of which was a wholly owned subsidiary of Maxtor Corporation), and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the two fiscal years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Manufacturing Services, Inc. at March 31, 1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

April 25, 1996, except for Note 14
as to which the date is September 16, 1997

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT PAR VALUE AND SHARE DATA)

                                     ASSETS

                                                                                             PRO FORMA
                                                                                           STOCKHOLDERS'
                                                                                              EQUITY
                                                                                             (DEFICIT)
                                                                                             JULY 31,
                                                     MARCH 31,   APRIL 30,    JULY 31,         1997
                                                       1996        1997         1997          NOTE 1
                                                     ---------   ---------   -----------   -------------
                                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents........................   $   938    $   2,828    $   1,813
  Accounts receivable, less allowance for doubtful
     accounts of $235, $210 and $276 (unaudited)...    12,892       10,976       10,237
  Accounts receivable from Maxtor and affiliates...    11,915        5,344        6,461
  Inventories......................................    45,009       20,242       32,091
  Other current assets.............................     1,383        2,612        1,779
                                                      -------     --------     --------
          Total current assets.....................    72,137       42,002       52,381
Property and equipment, net........................    10,822       13,936       14,767
Other assets.......................................       728        4,533        3,661
                                                      -------     --------     --------
                                                      $83,687    $  60,471    $  70,809
                                                      =======     ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................   $47,351    $  22,570    $  30,938
  Accounts payable to Maxtor.......................     8,536          358           84
  Accrued liabilities..............................     3,681        5,484        7,081
  Income taxes payable.............................     1,145          531          871
  Bank borrowings..................................        --        9,000        7,500
  Current portion of long-term debt................       708           79           80
                                                      -------     --------     --------
          Total current liabilities................    61,421       38,022       46,554
Long-term debt.....................................        --       12,660       12,635
Long-term debt due to Maxtor.......................     4,300       20,000       20,000
Deferred tax liabilities...........................       300          156          156
Commitments (Notes 6 and 7)
Stockholder's equity (deficit):
  Preferred stock $0.001 par value; 8,509,425
     shares authorized actual; 10,000,000 shares
     authorized pro forma (unaudited), 6,000,000
     shares issued and outstanding actual; none
     issued and outstanding pro forma
     (unaudited)...................................        --            6            6      $      --
  Common Stock $0.001 par value; 25,500,000 shares
     authorized actual (15,000,000 as of March 31,
     1996);
     100,000,000 shares authorized pro forma
     (unaudited);
     15,000,000 and 7,327,500 shares issued and
     outstanding actual, 7,327,500 shares issued
     and
     outstanding (unaudited); and 13,327,500 shares
     issued
     and outstanding pro forma (unaudited).........        15            7            7             13
  Additional paid-in capital.......................     4,506       12,793       12,793         12,793
  Distributions in excess of net book value (Note
     1)............................................        --      (20,608)     (20,608)       (20,608)
  Retained earnings (accumulated deficit)..........    13,145       (2,565)        (734)          (734)
                                                      -------     --------     --------       --------
          Total stockholders' equity (deficit).....    17,666      (10,367)      (8,536)     $  (8,536)
                                                                                              ========
                                                      -------     --------     --------
                                                      $83,687    $  60,471    $  70,809
                                                      =======     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         FISCAL YEAR ENDED           THREE MONTHS ENDED
                                                 ---------------------------------   -------------------
                                                 MARCH 31,   MARCH 31,   APRIL 30,   JULY 31,   JULY 31,
                                                   1995        1996        1997        1996       1997
                                                 ---------   ---------   ---------   --------   --------
                                                                                         (UNAUDITED)
Revenues.......................................   $ 3,089    $  68,361   $  80,546   $ 21,139   $ 34,500
Revenues from affiliates.......................    36,284      340,487      89,149     26,276     30,236
                                                  -------     --------    --------    -------    -------
          Total revenues.......................    39,373      408,848     169,695     47,415     64,736
Cost of revenues...............................    33,795      395,474     155,028     46,363     58,397
                                                  -------     --------    --------    -------    -------
Gross profit...................................     5,578       13,374      14,667      1,052      6,339
                                                  -------     --------    --------    -------    -------
Selling, general and administrative............     2,848        5,380       8,041      1,704      2,845
Restructuring charge...........................        --           --       3,000      3,000       (179)
                                                  -------     --------    --------    -------    -------
          Total operating expenses.............     2,848        5,380      11,041      4,704      2,666
Income (loss) from operations..................     2,730        7,994       3,626     (3,652)     3,673
Interest expense...............................       180           64       4,048        676      1,277
Interest income................................        --           --         (76)        --        (22)
                                                  -------     --------    --------    -------    -------
Income (loss) before income taxes..............     2,550        7,930        (346)    (4,328)     2,418
Provision for income taxes.....................       554        1,793         253         --        337
                                                  -------     --------    --------    -------    -------
Net income (loss)..............................   $ 1,996    $   6,137        (599)    (4,328)     2,081
                                                  =======     ========
Dividends on convertible preferred stock.......                                883        133        250
                                                                          --------    -------    -------
Net income (loss) available for common
  stockholders.................................                          $  (1,482)  $ (4,461)  $  1,831
                                                                          ========    =======    =======
Net income (loss) per share....................                          $   (0.04)  $  (0.27)  $   0.13
                                                                          ========    =======    =======
Shares used to compute net income (loss) per
  share........................................                             16,108     16,108     16,108
                                                                          ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                    CONVERTIBLE                                           DISTRIBUTIONS     RETAINED
                                  PREFERRED STOCK         COMMON STOCK       ADDITIONAL     IN EXCESS       EARNINGS
                                 ------------------   --------------------    PAID-IN      OF NET BOOK    (ACCUMULATED
                                  SHARES     AMOUNT     SHARES      AMOUNT    CAPITAL         VALUE         DEFICIT)      TOTAL
                                 ---------   ------   -----------   ------   ----------   -------------   ------------   --------
Balance at March 31, 1994......         --    $ --     15,000,000    $ 15     $  1,639      $      --       $  5,012     $  6,666
Net income.....................         --      --             --      --           --             --          1,996        1,996
                                 ---------    ----    -----------    ----       ------       --------       --------     --------
Balance at March 31, 1995......         --      --     15,000,000      15        1,639             --          7,008        8,662
Capital contribution...........         --      --             --      --        2,867             --             --        2,867
Net income.....................         --      --             --      --           --             --          6,137        6,137
                                 ---------    ----    -----------    ----       ------       --------       --------     --------
Balance at March 31, 1996......         --      --     15,000,000      15        4,506             --         13,145       17,666
Net income for the month of
  April 1996 to reflect the
  change in the Company's
  fiscal year end (Note 3).....         --      --             --      --           --             --          1,343        1,343
Recapitalization and redemption
  of Maxtor stock..............         --      --    (12,015,000)    (12)      (4,507)       (20,608)       (15,571)     (40,698)
Issuance of common stock, net
  of issuance costs............         --      --      3,855,000       4        2,531             --             --        2,535
Issuance of convertible
  preferred stock, net of
  issuance costs...............  6,000,000       6             --      --        9,530             --             --        9,536
Issuance of common stock on
  Pentagon Acquisition.........         --      --        450,000      --          705             --             --          705
Issuance of common stock upon
  exercise of options..........         --      --         37,500      --           28             --             --           28
Net loss.......................         --      --             --      --           --             --           (599)        (599)
Dividends on convertible
  preferred stock..............         --      --             --      --           --             --           (883)        (883)
                                 ---------    ----    -----------    ----       ------       --------       --------     --------
Balance at April 30, 1997......  6,000,000       6      7,327,500       7       12,793        (20,608)        (2,565)     (10,367)
Net income (unaudited).........         --      --             --      --           --             --          2,081        2,081
Dividends on convertible
  preferred stock
  (unaudited)..................         --      --             --      --           --             --           (250)        (250)
                                 ---------    ----    -----------    ----       ------       --------       --------     --------
Balance at July 31, 1997
  (unaudited)..................  6,000,000    $  6      7,327,500    $  7     $ 12,793      $ (20,608)      $   (734)    $ (8,536)
                                 =========    ====    ===========    ====       ======       ========       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          FISCAL YEAR ENDED            THREE MONTHS ENDED
                                                                  ---------------------------------   ---------------------
                                                                  MARCH 31,   MARCH 31,   APRIL 30,   JULY 31,     JULY 31,
                                                                    1995        1996        1997        1996         1997
                                                                  ---------   ---------   ---------   --------     --------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income/(loss).............................................   $ 1,996    $  6,137     $  (599)   $ (4,328)    $  2,081
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...............................     4,751       6,145       6,347       1,694        1,983
    Deferred income taxes.......................................       (66)        300        (144)         --           --
    (Gain) loss on disposal of property and equipment...........       (20)         12          --          --           --
    Changes in assets and liabilities:
      Accounts receivable.......................................      (210)    (12,682)      5,440       7,153          739
      Accounts receivable from Maxtor and affiliates............       (60)     (4,676)      4,124       1,812       (1,117)
      Inventories...............................................    (1,432)    (43,577)      3,154       1,957      (11,849)
      Other current assets......................................    (1,520)        985        (955)       (351)         833
      Other assets..............................................      (207)        321        (703)     (1,347)         546
      Accounts payable..........................................     2,652      44,358      (5,561)     (9,833)       8,368
      Accounts payable to Maxtor................................        --       8,536      (4,565)     (4,818)        (274)
      Accrued liabilities.......................................       599       1,029         805       2,809        1,511
      Income taxes payable......................................      (957)        822        (600)        (60)         340
                                                                   -------    --------     -------     -------     --------
         Net cash provided by (used in) operating activities....     5,526       7,710       6,743      (5,312)       3,161
                                                                   -------    --------     -------     -------     --------
Cash flows from investing activities:
  Purchase of property and equipment, net.......................    (4,919)     (8,980)     (8,372)       (356)      (2,488)
  Proceeds from disposal of property and equipment..............       818          45          --          --           --
  Acquisition of Pentagon Systems, net of cash acquired of
    $700........................................................        --          --      (3,716)         --           --
                                                                   -------    --------     -------     -------     --------
         Net cash used in investivities.........................    (4,101)     (8,935)    (12,088)       (356)      (2,488)
                                                                   -------    --------     -------     -------     --------
Cash flows from financing activities:
  Borrowings (repayments) under line of credit..................        --          --       9,000       8,000       (1,500)
  Proceeds from issuance of notes...............................        --          --      12,500      12,500           --
  Proceeds from issuance of convertible preferred stock.........        --          --       9,536       9,536           --
  Recapitalization and distributions to Maxtor..................        --          --     (24,998)    (24,998)          --
  Principal payments on debt and capital lease obligations......    (1,045)     (1,136)       (606)       (502)         (24)
  Payment of dividends..........................................        --          --        (797)         --         (164)
  Capital contribution..........................................        --       2,867          --          --           --
  Proceeds from issuance of common stock........................        --          --       2,563       2,535           --
                                                                   -------    --------     -------     -------     --------
         Net cash provided by (used in) financing activities....    (1,045)      1,731       7,198       7,071       (1,688)
                                                                   -------    --------     -------     -------     --------
Net change in cash and cash equivalents.........................       380         506       1,853       1,403       (1,015)
Cash and cash equivalents at beginning..........................        52         432         975         975        2,828
                                                                   -------    --------     -------     -------     --------
Cash and cash equivalents at end of per.........................   $   432    $    938     $ 2,828    $  2,378     $  1,813
                                                                   =======    ========     =======     =======     ========
Supplemental disclosures:
  Cash paid for:
    Interest....................................................   $   180    $    100     $ 2,867    $    179     $    922
    Income taxes................................................     1,511         672         832          --           --
Noncash investing and financing activities:
  Items settled through accounts receivable from affiliates
    Fixed assets transferred from affiliates....................   $   965    $   (912)         --          --           --
    Settlement of long-term debt to Maxtor......................        --       4,169          --          --           --
  Issuance of note payable to Maxtor in connection with the
    recapitalization............................................        --          --     (15,700)    (15,700)          --

  The accompanying notes are an integral part of these consolidated financial statements.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     International Manufacturing Services, Inc. ("IMS" or the "Company") provides original equipment manufacturers (OEMs) with design, prototype, pre-production services, printed circuit board assembly, product sub-assembly and final assembly. Customers also take advantage of a full range of test services, including in-circuit, functional and environmental stress testing at the Company's manufacturing sites in Hong Kong, China and Thailand. The Company's services are sold in transactions denominated in U.S. dollars on a worldwide basis to OEMs.

FISCAL YEAR

     Prior to fiscal 1997, the Company's fiscal year ended on the Saturday nearest to March 31. Commencing with fiscal 1997 the Company's fiscal year ends on the Saturday nearest to April 30. The Company reports quarterly results on thirteen-week quarterly periods, each ending on the Saturday nearest to month-end. For purposes of presentation, the Company has indicated its fiscal year as ending on March 31 or April 30, as the case may be and its interim quarterly periods as ending on the respective calendar month-ends. Results of operations for the month of April 1996 were credited directly to retained earnings (see Note 3).

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

     These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from those estimates.

RECAPITALIZATION

     Until June 13, 1996, the Company was a wholly-owned subsidiary of Maxtor Corporation (Maxtor). Maxtor acquired the Company's operations as a result of acquisition of certain assets in 1990. Maxtor conducted the Company's business under distinct wholly-owned subsidiaries incorporated in Delaware, Cayman, Thailand and Hong Kong, all of which were consolidated pursuant to a legal reorganization in June 1996. Subsequent to the legal reorganization, Maxtor diluted its ownership of IMS to 23.5% through a series of recapitalization and redemption agreements. Under these agreements IMS raised cash of $25.0 million ($24.0 million, net of issuance costs) by issuing a combination of common stock, convertible preferred stock and junior subordinated notes to a group of investors.

     IMS redeemed approximately 76.5% of Maxtor's outstanding shares for $25.0 million in cash and issuance of senior subordinated notes payable of $20.0 million (including $4.3 million rolled over from a previously outstanding note payable to Maxtor) and warrants to purchase an additional 300,000 shares of common stock (see Notes 6 and 9). Additionally, Maxtor agreed to purchase from IMS certain minimum quantities of products for a period of three years.

     The redemption of Maxtor's ownership interest has been accounted for as a recapitalization, and accordingly, no change in the accounting basis of the Company's net assets has been made in the accompanying financial statements. The amount of cash paid and note payable issued to Maxtor exceeded the Company's net assets on the date of the transaction and has been recorded in the equity section as distributions in excess of net book value. As of May 31, 1996 (the month end immediately prior to the

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

recapitalization), the Company had approximately $54 million in assets (unaudited) and approximately $34 million in liabilities (unaudited).

     Had the above noted debt and preferred stock financing and recapitalization transactions taken place at the beginning of fiscal 1997, the Company's pro forma loss, pro forma loss allocable to common stockholders and pro forma loss per share would have been $969,000, $1,977,000 and $0.06, respectively (unaudited).

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, which are purchased with a maturity of three months or less, to be cash equivalents. At March 31, 1996 and April 30, 1997, all of the Company's investments were classified as cash equivalents on the balance sheet. At March 31, 1996 and April 30, 1997, the fair value of the Company's investments approximated cost.

     The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, classifies investment securities as either held-to-maturity or available-for-sale. At March 31, 1996 and April 30, 1997, the Company did not hold any investment securities.

INVENTORIES

     Inventories are stated at the lower of cost or market, cost being determined under the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are generally three to five years. Assets held under capital leases are amortized using the straight line method over the term of the lease or their estimated useful lives, whichever is shorter.

GOODWILL

     Goodwill, arising from the Pentagon Systems acquisition (see Note 4), has been included in other assets and is being amortized over its estimated useful life of seven years.

LONG-TERM ASSETS

     The Company periodically reviews the recoverability of long-term assets including goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

REVENUE RECOGNITION

     Revenue is recognized upon product shipment. A provision for the estimated cost to repair or replace products under warranty is recorded at the time of sale based on historical experience.

     Revenue and related costs can vary significantly based on whether projects are contracted on a turnkey basis where the Company purchases all materials to manufacture the goods, or contracted on a consignment basis, where materials are provided by the customer. Accordingly, the accompanying statements of operations reflect no materials cost for consignment sale revenues. During fiscal 1997, sales to Maxtor were contracted for on a partial consignment basis and sales to other customers were contracted for on a turnkey basis. However, during fiscal 1996, substantially all projects were contracted for on a turnkey basis, and in fiscal 1995, sales to Maxtor were generally contracted for on a consignment basis. If sales to Maxtor would have been on a partial turnkey basis during fiscal 1995 and 1996, the Company estimates that pro forma revenues from affiliates

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

would have been approximately $96.9 million (unaudited) and $108.5 million (unaudited), respectively. Such proforma revenues have been estimated by management by making certain assumptions as to the mix of components purchased by the Company and components consigned by Maxtor, which are events that did not actually occur. As the Company's sales to Maxtor during fiscal 1997 were on a partial turnkey basis, management believes that disclosure of pro forma revenues from sales to Maxtor during fiscal 1995 and 1996 on a partial turnkey basis provides a more consistent basis for comparison between historical periods. Management believes that if the partial turnkey arrangement had been in place during fiscal years 1995 and 1996, the net impact of such arrangements on reported gross profit and income from operations would not have been material. The pro forma revenues from affiliates on a partial turnkey basis for fiscal 1995 and 1996 should not be considered in isolation or as a substitute for the information prepared and presented in accordance with generally accepted accounting principles, and no assurance can be given that, had the Company's sales to Maxtor been on a partial turnkey basis, the above results would actually have been achieved.

FOREIGN CURRENCY TRANSLATION

     The U.S. dollar is the functional currency of the Company's foreign subsidiaries. Exchange gains and losses resulting from transactions denominated in currencies other than the U.S. dollar are included in the results of operations for the year. To date such gains and losses have not been material. The Company has not undertaken any material foreign currency hedging activities.

INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach and recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. No provision for U.S. deferred income taxes is made for the undistributed earnings of the Company's foreign subsidiaries to the extent such earnings are deemed to be indefinitely reinvested in such operations.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company's policy is to grant options with an exercise price equal to the fair market value of the underlying common stock as determined by the Board of Directors on the grant date. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" (see Note 9).

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible preferred stock (using the "if converted" method) and stock options (using the "treasury stock" method). Common equivalent shares are excluded from the computation if their effect is antidilutive, except that, pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, convertible preferred stock and warrants (using the "if converted" method) and common equivalent shares (using the "treasury stock" method and the assumed initial public offering price) issued in conjunction with and subsequent to the recapitalization of the Company have been included in the computation as if they were outstanding for all periods for which net income
(loss) per share data has been presented.

     Net income per share data for fiscal 1995 and 1996 have not been presented as such amounts are not deemed to be meaningful in view of the significant change in capital structure of the Company in June 1996 as a result of the recapitalization.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company's investment policies limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly credit-worthy. The Company's products are sold worldwide to OEMs with an emphasis on the United States market. The Company performs ongoing credit evaluations of its customers' financial condition and at times requires collateral for its receivables. The Company maintains reserves for potential credit losses. As of March 31, 1996, two customers accounted for approximately 46% and 37% of the accounts receivable balance. As of April 30, 1997, three customers accounted for approximately 34%, 32% and 11% of the accounts receivable balance.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement is effective for the Company's fiscal period ending January 31, 1998. The Statement adjusts the calculation of earnings per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted this Statement for the year ended April 30, 1997 and for the three month period ended July 31, 1997, the Company's pro forma earnings (loss) per share would have been as follows:

                                                                           THREE MONTHS
                                                                              ENDED
                                                          YEAR ENDED         JULY 31,
                                                          APRIL 30,      ----------------
                                                             1997         1996      1997
                                                          ----------     ------     -----
                                                                           (UNAUDITED)
        Basic income (loss) per share...................    $(0.04)      $(0.32)    $0.16
        Diluted income (loss) per share.................     (0.04)       (0.27)     0.13

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (FAS
130) and No. 131 "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). The Company does not believe that FAS 130 and 131 will have any material impact on its financial statement reporting requirements.

PRO FORMA STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

     If the Offering is consummated, all shares of convertible preferred stock outstanding at the closing date will automatically convert into an aggregate of 6,000,000 shares of Common Stock. The pro forma effect of such conversion has been reflected in the accompanying unaudited pro forma balance sheet as of July 31, 1997.

INTERIM RESULTS (UNAUDITED)

     The accompanying consolidated balance sheet as of July 31, 1997, the consolidated statements of operations and of cash flows for the three months ended July 31, 1996 and 1997 and the consolidated statement of stockholders' equity (deficit) for the three months ended July 31, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The data disclosed in the consolidated financial statements as of such dates and for such periods are unaudited.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

NOTE 2. BALANCE SHEET COMPONENTS

                                                    MARCH 31,     APRIL 30,      JULY 31,
                                                      1996          1997           1997
                                                    ---------     ---------     -----------
                                                                                (UNAUDITED)
                                                                (IN THOUSANDS)
        Inventories:
        Raw materials.............................  $  35,351     $  17,675      $  26,755
        Work-in-process...........................      8,087         2,359          4,419
        Finished Goods............................      1,571           208            917
                                                     --------      --------       --------
                  Total inventories...............  $  45,009     $  20,242      $  32,091
                                                     ========      ========       ========
        Property and equipment:
        Machinery and equipment...................  $  30,229     $  37,228      $  37,868
        Furniture and fixtures....................      1,883         2,018          2,890
        Leasehold improvements....................      2,576         4,027          4,037
                                                     --------      --------       --------
                                                       34,688        43,273         44,795
        Less accumulated depreciation and
          amortization............................    (23,866)      (29,337)       (30,028)
                                                     --------      --------       --------
                  Total property and equipment....  $  10,822     $  13,936      $  14,767
                                                     ========      ========       ========
        Accrued liabilities:
        Accrued employee compensation.............  $   2,246     $   1,197      $   1,781
        Other accrued liabilities.................      1,435         4,287          5,300
                                                     --------      --------       --------
                                                    $   3,681     $   5,484      $   7,081
                                                     ========      ========       ========

     Machinery and equipment at April 30, 1997 and July 31, 1997 (unaudited) include approximately $321,000 of assets under leases that have been capitalized. Accumulated depreciation for such equipment at April 30, 1997 and July 31, 1997 approximated $84,000 and $111,000 (unaudited), respectively.

NOTE 3. CHANGE IN FISCAL YEAR

     During fiscal 1997, the Company changed its financial reporting year end from the Saturday closest to March 31, to the Saturday closest to April 30. As a result of this change, the Company had a one month transition period during which it had revenues and net income of $23,541,000 and $1,343,000, respectively.

NOTE 4. PENTAGON SYSTEMS ACQUISITION

     In January 1997, the Company acquired the assets of Pentagon Systems (Pentagon) for $4.4 million in cash, issuance of 450,000 shares of Class A Common Stock and the assumption of certain liabilities. Pentagon provides computer design related engineering services and assembly of computer components to original equipment manufacturers from facilities located in San Jose.

     The acquisition was accounted for as a purchase, and accordingly, Pentagon's net assets and results of operations have been included in the Consolidated Financial Statements from the acquisition date. The excess of the purchase price over the fair value of the net assets acquired aggregated $3.4 million and has been included in other assets as goodwill. Goodwill amortization totaled $163,000 at April 30, 1997.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

     The following table presents unaudited pro forma results of operations as if the acquisition had occurred as of the beginning of the respective periods after giving effect to the amortization of goodwill. The unaudited pro forma information is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the acquisition had been effected for the periods indicated, or the results which may be obtained in the future (in thousands, except per share data):

                                                                        YEAR ENDED
                                                                   ---------------------
                                                                   MARCH 31,   APRIL 30,
                                                                     1996        1997
                                                                   ---------   ---------
                                                                        (UNAUDITED)
        Total revenues.........................................    $ 412,978   $ 174,064
        Net income (loss)......................................        6,040        (266)
        Net income (loss) per share............................           --       (0.02)

NOTE 5. RESTRUCTURING CHARGE

     In June 1996, the Company implemented a restructuring plan to significantly reduce its manufacturing operations in Hong Kong. The costs of restructuring actions totaled $3 million and involved the termination of approximately 900 employees with an associated cost of approximately $2.3 million and excess facilities costs of approximately $700,000. As of July 31, 1997 the Company had substantially completed all of its restructuring actions.

NOTE 6. DEBT AND BANKING ARRANGEMENTS

                                                                  MARCH 31,     APRIL 30,
                                                                    1996          1997
                                                                  ---------     ---------
                                                                      (IN THOUSANDS)
        Senior subordinated notes due through 2002..............   $    --       $ 20,000
        12% junior subordinated notes due through 2005..........        --         12,500
        Noninterest bearing notes due to Maxtor.................     4,300             --
        8.4% term note..........................................       708             --
        Bank borrowings.........................................        --          9,000
        Capital lease obligations...............................        --            239
                                                                    ------        -------
                                                                     5,008         41,739
        Current portion of capital lease obligations and bank
          borrowings............................................      (708)        (9,079)
                                                                    ------        -------
        Long-term debt and capital lease obligations............   $ 4,300       $ 32,660
                                                                    ======        =======

     At the time of recapitalization of the Company in June 1996, the outstanding interest free note due to Maxtor was consolidated into the senior subordinated notes due 2002 (see Note 1). The notes had a fixed interest rate of 7% for the first twelve months. Effective June 1997, the interest rate changed to a six-month Eurodollar rate (including the applicable bank spread) plus one and a half percent (approximately 9.7% as of July 31, 1997).

     The senior subordinated notes are repayable upon the closing of an underwritten public offering. The amount of repayment varies depending upon the net proceeds to the Company with total repayment required if the Company receives at least $45.0 million from the Offering. The senior and junior subordinated notes are repayable in full in the event of a sale or transfer of all or substantially all of the assets of the Company on a consolidated basis or a merger to which the Company is a party, unless to do so would violate the terms of the bank credit facility.

     At April 30, 1997, management believes the fair values of the Company's debt approximated book values based on prevailing interest rates.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

     At April 30, 1997, future minimum principal payments on long term debt and capitalized lease obligations were as follows (in thousands):

            FISCAL YEAR ENDING APRIL 30,
              1998.....................................................  $    79
              1999.....................................................       82
              2000.....................................................    6,744
              2001.....................................................    6,667
              2002.....................................................    6,667
              Thereafter...............................................   12,500
                                                                         -------
                                                                         $32,739
                                                                         =======

     In June 1996, the Company entered into a five year loan and security agreement (the "Loan Agreement") with a U.S. bank which provides for borrowings of up to $32.0 million. The Loan Agreement expires June 21, 2001, with availability of borrowings declining on a quarterly basis beginning in July 1997. The availability of borrowings under the Loan Agreement will be reduced by $10.0 million upon the completion of the Offering. Borrowings under the Loan Agreement bear interest at either the prime rate plus 1.5% or LIBOR plus 2.25% and are secured by all of the Company's assets. The effective interest rate for borrowings under the line of credit was approximately 7.9% as of April 30, 1997. At April 30, 1997, borrowings under the Loan Agreement totaled $9.0 million. The Loan Agreement and senior subordinated notes require that the Company maintain certain financial ratios and covenants. The Company was in compliance with such covenants as of April 30, 1997.

NOTE 7. LEASE COMMITMENTS

     The Company leases certain property, facilities and equipment under noncancelable capital and operating leases. Future minimum lease payments under these leases as of April 30, 1997 are as follows (in thousands):

                                                                CAPITAL     OPERATING
                                                                LEASES       LEASES
                                                                -------     ---------
            FISCAL YEAR ENDING APRIL 30,
              1998............................................   $ 105       $ 2,420
              1999............................................      92         1,760
              2000............................................      66           956
              2001............................................      --           889
              2002............................................      --           639
              Thereafter......................................      --         7,336
                                                                  ----        ------
              Total minimum lease payments....................     263       $14,000
                                                                              ======
              Less amount representing interest...............      24
                                                                  ----
                                                                 $ 239
                                                                  ====

     Rent expense for operating leases was $2,580,000, $2,732,000 and $3,158,000 during the years ended March 31, 1995 and March 31, 1996 and April 30, 1997, respectively.

NOTE 8. CONVERTIBLE PREFERRED STOCK

     The certificate of incorporation of the Company, as amended, authorizes 8,509,425 shares of convertible preferred stock of which 6,000,000 shares have been designated as Series A and 2,509,425 shares as Series B. Pursuant to the recapitalization of the Company (see Note 1), IMS issued 3,490,575 shares of its Series A

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

and 2,509,425 shares of B convertible preferred stock (Series A and Series B shares) at a purchase price of $1.67 per share.

     The Series A and Series B shares have certain rights with respect to voting, dividends, liquidation and conversion, as follows:

  Voting

     Series A and Series B shares have voting rights equal to the shares of common stock into which they may be converted. Holders of Series A convertible preferred stock are entitled to vote on all matters. However, holders of Series B convertible preferred stock are entitled to vote only on certain matters relating to the Company's capitalization, borrowings, liquidation sale, mergers or acquisitions.

  Dividends

     Holders of Series A and Series B shares are entitled to receive a cumulative dividend at the rate of 10% of the original issue price, per annum, to be paid when and as declared by the Company's Board of Directors, prior to and in preference to any declaration or payment of any dividend on the Company's common stock.

  Liquidation

     In the event of liquidation and to the extent assets are available, the holders of Series A and Series B shares are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to the original issue price of such shares plus all accumulated but unpaid dividends.

  Conversion

     Each Series A and Series B share is convertible into one share of Class A and Class B common stock, respectively, subject to adjustments in the case of certain dilutive events. Each Series A and Series B share will automatically convert into one share of Class A and Class B common stock, respectively, in the event of either (i) the affirmative vote of a majority of the holders of Series A and Series B shares outstanding at the time of such vote; or (ii) the closing of an underwritten public offering in which the aggregate offering price is not less than $30,000,000 and the per share price is not less than $5.00 per share.

NOTE 9. COMMON STOCK

     At April 30, 1997, the Company's Board of Directors had designated 18,000,000 shares of common stock as Class A voting common stock and 7,500,000 shares as Class B nonvoting common stock. To date, the Company has not issued any shares of Class B nonvoting common stock.

     In conjunction with the recapitalization, the Company issued to Maxtor warrants to purchase 300,000 shares of its Class A common stock at approximately $6.67 per share. The warrants have a term of ten years but are exercisable only in the event the Company fails to repay the senior subordinated debt due to Maxtor by June 13, 1998.

     At April 30, 1997, the Company had reserved 6,000,000 shares of common stock for issuance upon conversion of the Series A and Series B convertible preferred stock.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

NOTE 10. EMPLOYEE BENEFIT PLANS

  1994 Stock Option Plan

     The Company's Cayman subsidiary had a 1994 Stock Option Plan which provided for grant of options and stock purchase rights to employees and directors or consultants, advisors or other independent contractors. The Plan was approved by the Company's stockholders in March 1995. Approximately two million options were granted under this plan, and none were exercised. Following the recapitalization of the Company (see Note 1), the 1994 Stock Option Plan was terminated and all outstanding options were canceled.

  1996 Stock Option Plan

     Pursuant to the terms of the Company's 1996 Stock Option Plan (the "Option Plan"), options to purchase 3,352,500 shares of common stock may be granted to employees, directors and consultants with an exercise price of not less than the fair value at the date of grant. The plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest in annual increments of 25% per year. However, options to purchase 2,136,000 shares granted in June and July 1996 provided for 25% immediate vesting upon grant.

     The following table summarizes the Company's stock option activity for the Option Plan described above and weighted average exercise price within each transaction type.

                                                                         WEIGHTED AVERAGE
                                                             SHARE        EXERCISE PRICE
                                                           ---------     ----------------
        Options outstanding at beginning of year.........         --              --
        Options granted..................................  2,901,750          $ 0.95
        Options exercised................................    (37,500)         $ 0.73
        Options returned to plan.........................    (36,750)         $ 1.09
                                                           ---------
        Options outstanding at April 30, 1997............  2,827,500          $ 0.95
        Options granted (unaudited)......................     75,000          $ 4.00
        Options returned to plan (unaudited).............     (7,500)         $ 2.00
                                                           ---------
        Options outstanding at July 31, 1997
          (unaudited)....................................  2,895,000          $ 1.03
                                                           =========

     At April 30, 1997 and July 31, 1997, the Company had 487,500 and 420,000 (unaudited) shares available under the Option Plan for future grants, respectively. With respect to certain options granted at the end of fiscal 1997 and during the three months ended July 31, 1997, the Company is recognizing a compensation charge of approximately $189,000 over the four year vesting periods of such options.

     Significant option groups outstanding at April 30, 1997 and related weighted average exercise price and remaining life were as follows:

                                       OUTSTANDING            EXERCISABLE
                                   -------------------     -----------------      REMAINING
          EXERCISE PRICE RANGE      SHARES       PRICE     SHARES      PRICE     LIFE (YEARS)
        -------------------------  ---------     -----     -------     -----     ------------
        $0.73 - $1.33............  2,349,000     $0.81     849,620     $0.75         9.17
        $1.57 - $2.00............    478,500     $1.65      23,438     $1.57         9.74

     All options were granted with exercises prices equal to the estimated fair market value of the Company's common stock at the date of grant. The weighted average estimated minimum value, as defined by SFAS 123, for options granted during 1997 was $0.26 per option. Vesting of options to purchase approximately 530,000 shares of common stock will accelerate upon the successful completion of an initial public offering prior to June 13, 1998.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

     The following weighted average assumptions are included in the estimated minimum value calculations for the Company's stock option awards:

                Expected life (years)...............................   4 years
                Risk free interest rate.............................     6.42%
                Dividend yield......................................        0%

PRO FORMA NET LOSS AND NET LOSS PER SHARE

     Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plan, the Company's net loss and net loss per share would have increased to the following pro forma amounts shown for the year ended April 30, 1997 (in thousands, except per share data):

                Pro forma net loss..................................  $ (785)
                Pro forma net loss per share........................  $(0.05)

401(K) PLAN

     Effective January 1, 1997, the Company adopted the 401(k) Plan (the "401(k) Plan") for its U.S. employees that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed 15% of their total compensation. The Company, at its discretion, may make contributions for the benefit of eligible employees. The Company's contributions to the 401(k) plan for fiscal 1997 were not material.

NOTE 11. INCOME TAXES

     The income (loss) before income taxes included $2,895,000, $9,432,000 and $5,710,000 of income relating to the non U.S. operations of the Company for fiscal 1995, 1996 and 1997, respectively.

     The provision for income taxes consists of the following (in thousands):

                                                                    YEAR ENDED
                                                       -------------------------------------
                                                       MARCH 31,     MARCH 31,     APRIL 30,
                                                         1995          1996          1997
                                                       ---------     ---------     ---------
        Current:
          Foreign....................................    $ 620        $ 1,493        $ 397
        Deferred:
          Foreign....................................      (66)           300         (144)
                                                          ----         ------        -----
                  Total..............................    $ 554        $ 1,793        $ 253
                                                          ====         ======        =====

     A reconciliation of the tax provision to the amounts computed using the statutory U.S. federal income tax rate of 35% is as follows (in thousands):

                                                                    YEAR ENDED
                                                       -------------------------------------
                                                       MARCH 31,     MARCH 31,     APRIL 30,
                                                         1995          1996          1997
                                                       ---------     ---------     ---------
        Tax (benefit) at U.S. federal statutory
          rate.......................................    $ 893        $ 2,776       $   (121)
        Tax savings from foreign operations..........     (480)        (1,483)        (1,746)
        Nondeductible interest, goodwill and other...       41             --            320
        Valuation allowance..........................      100            500          1,800
                                                         -----        -------        -------
                  Total..............................    $ 554        $ 1,793       $    253
                                                         =====        =======        =======

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and (liabilities) are as follows (in thousands):

                                                                  MARCH 31,     APRIL 30,
                                                                    1996          1997
                                                                  ---------     ---------
        Net operating loss carryforwards........................    $ 600        $  2,400
        Depreciation............................................     (300)           (156)
                                                                    -----         -------
                                                                      300           2,244
        Valuation reserve.......................................     (600)         (2,400)
                                                                    -----         -------
                                                                    $(300)       $   (156)
                                                                    =====         =======

     The Company enjoys a tax holiday in Thailand which expires in the year 2003. The net impact of the tax holiday was an increase in net income of $750,000 in fiscal 1996 and to decrease net loss by $1,800,000 ($0.11 per share) in fiscal 1997.

     At April 30, 1997, the Company has approximately $6,000,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future U.S. taxable income; such carryforwards expire at various dates beginning in the year 2010. Under the U.S. tax laws, the amount of and benefits from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of 50% over a three year period. At April 30, 1997, approximately $4,400,000 of the Company's net operating losses were subject to annual limitations.

     Based on factors which include a history of losses generated by the U.S. operations and the lack of carryback capacity, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its U.S. deferred tax assets and thus a full valuation reserve has been recorded. The Company has generated approximately $7,500,000 of earnings from foreign operations for which no U.S. tax has been provided. These earnings are considered to be permanently reinvested outside of the United States.

     The Company's effective tax rate for the three months ended July 31, 1997 was approximately 14% and has been based primarily on the Company's estimation of the expected geographical mix of its fiscal 1998 income (unaudited).

NOTE 12. TRANSACTIONS WITH AFFILIATES

     Revenues from affiliates includes sales to Maxtor and other entities related to Maxtor through Maxtor's parent company, Hyundai Electronics America.

     During fiscal 1996 and 1997, Maxtor provided certain corporate administrative and accounting services to the Company for which the Company was charged $37,000 and $49,000, respectively.

NOTE 13. SIGNIFICANT CUSTOMERS AND FOREIGN OPERATIONS

     The Company provides its customers with printed circuit board assembly, product sub-assembly and final assembly on both a turnkey and consignment basis. The Company markets and sells its products through a direct sales force to OEM's worldwide, with an emphasis on the U.S. market. The Company operates in a single industry segment.

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

     The following table summarizes the percentage of net sales to significant customers:

                                                                  YEAR ENDED
                                                   -----------------------------------------
                                                   MARCH 31,       MARCH 31,       APRIL 30,
                                                     1995            1996            1997
                                                   ---------       ---------       ---------
        Maxtor...................................      92%             83%             49%
        Diamond Multimedia.......................      --              13%             --
        Bay Networks.............................      --               2%             31%

     No other customer accounted for 10% or more of the Company's total revenues during fiscal 1995, 1996 and 1997.

     The Company's operations by geographical region were as follows (in thousands):

                                                                   YEAR ENDED
                                                      -------------------------------------
                                                      MARCH 31,     MARCH 31,     APRIL 30,
                                                        1995          1996          1997
                                                      ---------     ---------     ---------
        Revenues:
          Sales to unaffiliated customers
             United States..........................   $    --      $      --     $   1,931
             Asia...................................     3,089         68,361        78,615
                                                       -------       --------      --------
                                                         3,089         68,361        80,546
          Sales to affiliated customers
             Asia...................................    36,284        340,487        89,149
                                                       -------       --------      --------
                  Total revenues....................   $39,373      $ 408,848     $ 169,695
                                                       =======       ========      ========
        Income (loss) from operations:
          United States.............................   $  (345)     $  (1,402)    $  (3,332)
          Asia......................................     3,075          9,396         6,958
                                                       -------       --------      --------
                  Total operating income............   $ 2,730      $   7,994     $   3,626
                                                       =======       ========      ========

                                                                  MARCH 31,     APRIL 30,
                                                                    1996          1997
                                                                  ---------     ---------
        Identifiable assets at year end:
          United States.........................................   $    66       $  6,753
          Far East..............................................    83,621         53,718
                                                                   -------        -------
                  Total identifiable assets.....................   $83,687       $ 60,471
                                                                   =======        =======

     Revenues are designated as to the country which records the sale. Asia is comprised of the Company's subsidiaries in Hong Kong, Thailand (commenced operations at the end of fiscal 1995) and China (commenced operations in fiscal
1997).

14. SUBSEQUENT EVENTS

     On August 26, 1997 the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission covering the proposed sale of shares of its common stock to the public. On September 16, 1997 the stockholders of the Company approved a three-for-two stock split of each of the Company's existing issued and unissued shares of each class and series of the capital stock of the Company (including all outstanding preferred shares). In addition, the stockholders approved the 1997 Stock Plan with 1,750,000 shares authorized for future option grants; the 1997 Director Option Plan with 225,000 shares authorized for future option grants; and the 1997 Employee Stock Purchase Plan and 1997 Non-U.S. Employee Stock Purchase Plan with an aggregate of 250,000 shares reserved for

                   INTERNATIONAL MANUFACTURING SERVICES, INC.

future issuance. All these plans become effective upon the closing of the initial public offering. All share and per share amounts in the accompanying consolidated financial statements have been adjusted for all periods presented to reflect the stock split.

     The Board of Directors also approved that effective upon the closing of the initial public offering, the Company will be authorized to issue 100 million shares of common stock and 10 million shares of undesignated preferred stock.

                       APPENDIX - DESCRIPTION OF GRAPHICS


INSIDE FRONT COVER

        On the left side of the page, in the middle, is a picture of the Company's executive offices in San Jose, California, and immediately beneath this picture is text which reads "IMS San Jose." On the right side of the page, at the top, is a picture of the Company's manufacturing facility in China, and immediately beneath this picture is text which reads "IMS China." Below this text is a picture of the Company's manufacturing facility in Thailand, and immediately beneath this picture is text which reads "IMS Thailand." Below this text is a picture of the Company's design and prototype production center in San Jose, California, and immediately beneath this picture is text which reads "IMS Design Center." Below this text is a picture of the Company's materials procurement facility in Hong Kong, and immediately beneath this picture is text which reads "IMS Hong Kong."

        At the bottom right side of the page is an IMS logo, immediately beneath which is text that reads "International Manufacturing Services, Inc."

        A globe appears behind the foregoing pictures, text and logo, and a blue sky with clouds provides background for the inside front cover page.


INSIDE BACK COVER

        On the left side of the page, at the top, is an IMS logo, immediately beneath which is text that reads "International Manufacturing Services, Inc." Below this logo, in descending order on the left side of the page are the words "Design," "Prototypes," "Manufacturing," "Testing" and "Logistics," each appearing in boldface type.

        At the upper right hand corner of the page are two pictures of persons performing certain quality control and process verification functions in connection with the Company's manufacturing services. Below these pictures, in the middle right side of the page, is a picture of a printed circuit board assembly. Underneath this graphic is a picture of a person performing product testing. And below this picture, at the lower right corner of the page, is a picture of persons performing an engineering review of certain design documentation.

        A blue sky with clouds provides background for the back cover page.

======================================================

  No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Class A Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   27
Management............................   33
Certain Transactions..................   41
Principal Stockholders................   43
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   48
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Change of Accountants.................   52
Additional Information................   52
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------

  Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================

                                5,000,000 SHARES

                                      LOGO

                              CLASS A COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                             MONTGOMERY SECURITIES


                                 BT ALEX. BROWN



                                 UBS SECURITIES

                                           , 1997
======================================================